     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 14, 2000.



                                                      REGISTRATION NO. 333-37712

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--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                 POST EFFECTIVE


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-4
                            ------------------------

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                        VOICESTREAM WIRELESS CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               DELAWARE                                 4812                                91-1983600
     (STATE OR OTHER JURISDICTION           (PRIMARY STANDARD INDUSTRIAL                  (IRS EMPLOYER
  OF INCORPORATION OR ORGANIZATION)         CLASSIFICATION CODE NUMBERS)               IDENTIFICATION NO.)

                             3650 131ST AVENUE S.E.
                           BELLEVUE, WASHINGTON 98006
                                 (425) 653-4600
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              ALAN R. BENDER, ESQ.
                           EXECUTIVE VICE PRESIDENT,
                         GENERAL COUNSEL AND SECRETARY
                        VOICESTREAM WIRELESS CORPORATION
                             3650 131ST AVENUE S.E.
                           BELLEVUE, WASHINGTON 98006
                                 (425) 653-4600
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                WITH A COPY TO:

                             BARRY A. ADELMAN, ESQ.
                              D. ROGER GLENN, ESQ.
                          FRIEDMAN KAPLAN & SEILER LLP
                                875 THIRD AVENUE
                            NEW YORK, NEW YORK 10022

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective.

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 426(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]


------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
                                                                    PROPOSED          PROPOSED MAXIMUM
TITLE OF EACH CLASS OF                      AMOUNT TO BE        MAXIMUM OFFERING     AGGREGATE OFFERING        AMOUNT OF
SECURITIES TO BE REGISTERED                  REGISTERED             PRICE(1)              PRICE(1)        REGISTRATION FEE(2)
------------------------------------------------------------------------------------------------------------------------------
10 3/8% Senior Notes due 2009.........      $500,000,000              100%              $500,000,000            $132,000
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------


(1) Estimated solely for purposes of calculating the registration fee.


(2) Previously paid on May 24, 2000.


                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS


                        VOICESTREAM WIRELESS CORPORATION

                               [VOICESTREAM LOGO]
                            ------------------------

OFFERS TO EXCHANGE:              Our registered 10 3/8% Senior Notes due 2009
                                 for
                                 - Omnipoint Corporation's 11 5/8% Senior Notes due 2006, and
                                 - Omnipoint's 11 5/8% Series A Notes due 2006

     Holders of Omnipoint's notes who tender to exchange will:

     - receive for each $1,000 principal amount of 11 5/8% Senior Notes due 2006, that principal amount of our registered senior notes described on page 15 of this prospectus

     - receive for each $1,000 principal amount of 11 5/8% Series A Notes due 2006, that principal amount of our registered senior notes described on page 15 of this prospectus

     The table below contains certain information which you should use to determine the principal amount of our registered senior notes which you will receive for each $1,000 principal amount of each series of Omnipoint notes you hold. It also contains information about the payment to be made, under the circumstances described in the footnote to the table, to Omnipoint noteholders who consent to amend the indenture relating to the applicable series of notes they hold to remove substantially all of the covenants, restrictive provisions and events of default.

                         OUTSTANDING       EARLIEST     EARLIEST                                            RELEVANT
                       PRINCIPAL AMOUNT   REDEMPTION   REDEMPTION    FIXED SPREAD         REFERENCE         BLOOMBERG   CONSENT
                         AT MATURITY         DATE        PRICE      (BASIS POINTS)         SECURITY           PAGE      PAYMENT*
  NOTE/CUSIP NUMBER    ----------------   ----------   ----------   --------------   --------------------   ---------   --------
11 5/8% Senior Notes
due 2006
CUSIP No.                                                                            5 1/2% U.S. Treasury
68212DAE2............   $  250,000,000    8/15/2001    $1,058.10         100         Note due 8/2001           PX4       $20.00
11 5/8% Series A
Notes due 2006
CUSIP No.                                                                            5 1/2% U.S. Treasury
68212DAF9............   $  200,000,000    8/15/2001    $1,058.10         100         Note due 8/2001           PX4       $20.00

---------------

* We will pay the consent payment only to holders who tender their Omnipoint notes and provide their consents to the proposed amendments relating to the applicable series of notes at or before 5:00 p.m., New York City time, on July 7, 2000.


     We will only undertake an exchange for a series of Omnipoint notes if a majority of the holders of each series have agreed to exchange and if the covenants, restrictive provisions and events of default contained in Omnipoint's indentures covering the notes have been eliminated for periods following the exchange.

     Omnipoint noteholders who holds notes representing approximately 84% of the Omnipoint Senior Notes and approximately 58% of the Omnipoint Series A Notes have agreed with VoiceStream to exchange their Omnipoint notes in the exchange offers.

     Omnipoint became our subsidiary on February 25, 2000.


     The exchange offers we are making will expire at 5:00 p.m., New York City time on July 21, 2000. The new notes we will issue will not trade on any exchange.


     See "Risk Factors" beginning on page 8 to read about risk factors you should consider in connection with the matters discussed in this prospectus.

     NEITHER THE SECURITIES EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED UNDER THIS PROSPECTUS OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------


                 THE DATE OF THIS PROSPECTUS IS JUNE 14, 2000.

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Where You Can Find More Information...    1
Incorporation of Certain Documents by
  Reference...........................    1
Prospectus Summary....................    2
Risk Factors..........................    8
The Exchange Offers and Consent
  Solicitation........................   14
The Company...........................   22
Use of Proceeds.......................   22

                                        PAGE
                                        ----
Description of Our New Notes..........   23
Proposed Amendments to Omnipoint
  Indentures..........................   54
Book-Entry; Delivery and Form.........   55
Certain United States Federal Income
  Tax Considerations..................   56
Plan of Distribution..................   62
Legal Matters.........................   62
Experts...............................   62

     We have not authorized any dealer, salesperson or other person to give any information or to make any representations in connection with the offer contained herein other than those contained in this prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy to any person in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in our business affairs or condition since the date hereof or that the information contained herein is correct as of any time subsequent to the date hereof.

                      WHERE YOU CAN FIND MORE INFORMATION

     We and our subsidiary Omnipoint Corporation are subject to the informational requirements of the Securities Exchange Act of 1934 and, therefore, must file periodic reports, proxy statements and other information with the Securities and Exchange Commission. All such information is available to the public over the Internet at the SEC's web site at http://www.sec.gov and may be copied at any of the following public reference facilities:

Public Reference Room           New York Regional Office        Chicago Regional Office
450 Fifth Street, N.W.          7 World Trade Center            Citicorp Center
Judiciary Plaza                 Suite 1300                      500 West Madison Street
Washington, D.C. 20549          New York, N.Y. 10048            Suite 1400
                                                                Chicago, IL 60661-2511

Copies of these documents may also be obtained at prescribed rates by writing to the SEC, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549.

     This prospectus constitutes a part of a registration statement on Form S-4 that we have filed with the SEC under the Securities Act. As permitted by the rules and regulations of the SEC, this prospectus does not contain all of the information contained in the registration statement and the exhibits and schedules thereto. Reference is hereby made to the registration statement and its exhibits and schedules for further information about us and the securities offered through this exchange offer. Statements contained in this prospectus concerning any documents filed as exhibits to the registration statement or otherwise filed with the SEC are not necessarily complete, and in each statement a reference is made to the filed document itself. Each statement about a filed document is qualified in its entirety by this reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with them into this prospectus, which means that:

     - incorporated documents are considered part of this prospectus; and

     - we can disclose important business and financial information about us or Omnipoint, which is not included in or delivered with this prospectus, to you by referring you to those other documents.

     We incorporate by reference into this prospectus the documents listed below, as amended and supplemented, and all documents filed by us or Omnipoint with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the date on which the exchange offer made hereby is consummated:

     - our Annual Report on Form 10-K for the fiscal year ended December 31, 1999;

     - our Quarterly Report on Form 10-Q/A for the fiscal quarter ended March 31, 2000;

     - our Report on Form 8-K dated May 5, 2000;

     - Omnipoint Annual Report on Form 10-K for the fiscal year ended December 31, 1999;

     - Omnipoint Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2000; and

     - Aerial Communications Annual Report on Form 10-K for the fiscal year ended December 31, 1999.

You can obtain any of the filings incorporated by reference into this document through us or from the SEC through the SEC's web site or at the addresses listed above. Documents incorporated by reference into this prospectus, except for any exhibits to those documents that are not expressly incorporated by reference into those documents, are available from us without charge by requesting them in writing or by telephone at the following address and telephone number:

                        VoiceStream Wireless Corporation
                             3650 131st Avenue S.E.
                           Bellevue, Washington 98006
                         Attention: Investor Relations
                                 (425) 653-4600

     If you request any incorporated documents from us, we will mail them to you by first-class mail, or by another equally prompt means, within one business day after we receive your request. In order to obtain timely delivery of these documents, however, you must make your request no later than five business days before the expiration date of the exchange offer.

                               PROSPECTUS SUMMARY

     This summary highlights information presented elsewhere in this prospectus or incorporated by reference into this prospectus. This summary does not contain all the information that is important to you. We encourage you to read carefully this entire prospectus, including the "Risk Factors" section, and the documents we incorporate by reference. All references to "Company," "we" or "our" in this prospectus refer to VoiceStream Wireless Corporation and, except where the reference is to us as the issuer of our notes, its subsidiaries collectively, unless the context otherwise requires.

          SUMMARY OF TERMS OF THE EXCHANGE OFFERS AND CONSENT SOLICITATION

     We will accept for exchange up to the entire $250,000,000 outstanding aggregate principal amount of Omnipoint 11 5/8% Senior Notes due 2006 for up to $278,000,000 aggregate principal amount of our new registered 10 3/8% Senior Notes due 2009 and we will accept for exchange up to the entire $200,000,000 outstanding aggregate principal amount of Omnipoint 11 5/8% Series A Notes due 2006 for up to $222,000,000 aggregate principal amount of our new registered
10 3/8% Senior Notes due 2009. Our new senior notes will be our obligations entitled to the benefits of the Indenture relating to our outstanding senior notes.


     As part of the exchange offers for Omnipoint notes referred to above, we are soliciting consents from the holders of a majority in principal amount of each series thereof to amend the indentures under which they were issued to delete substantially all the covenants, restrictive provisions and events of default of Omnipoint Corporation. We are offering a consent payment of $20 per $1,000 in principal amount of Omnipoint notes that are tendered for exchange and not withdrawn and for which consents are received and not revoked on or before 5:00 p.m., New York City time, on July 7, 2000 (or such later time as we elect), provided that we receive consents for at least a majority of both series of Omnipoint notes. Omnipoint noteholders who hold notes representing approximately 84% of the Omnipoint Senior Notes and approximately 58% of the Omnipoint Series A Notes have agreed with VoiceStream to exchange their Omnipoint notes in the exchange offers. Notes for which consents are given must also be tendered. Holders tendering Notes and giving consents after this deadline will not receive the consent payment.


Securities Offered............   Up to $500,000,000 aggregate principal amount
                                 of our 10 3/8% Senior Notes due November 15,
                                 2009.

The Exchange Offers...........   We are offering to accept outstanding Omnipoint
                                 notes in exchange for our new senior notes that have been registered under the Securities Act of 1933. The principal amount of our new senior notes being offered for each $1,000 principal amount of tendered Omnipoint notes is described on page 15 of this prospectus.

                                 On or promptly after the expiration date of the exchange offers we will issue our new senior notes to holders of outstanding Omnipoint notes that wish to exchange them. Interest on our new senior notes will be deemed to accrue from May 15, 2000. Tendering Omnipoint note holders will be required to pay us the amount of unpaid interest that is deemed to have accrued on our notes at the time of their issuance, and we will pay the tendering note holders the amount of accrued and unpaid interest on their Omnipoint notes to the same date.


Expiration of the Exchange
Offers........................   5:00 p.m., New York City time, on July 21,
                                 2000, unless we extend it.


Tenders; Withdrawal...........   You may withdraw tendered Omnipoint notes and
                                 revoke consents with respect thereto at any time before the deadline for receiving the consent payment but not thereafter unless we fail to receive consents for a majority of both series of Omnipoint notes by the deadline, in which case we will not make any consent payments and you may withdraw tendered

                                 Omnipoint notes and revoke consents with respect thereto at any time before the expiration of the pertinent offer. If for any reason any tendered notes are not accepted for exchange, they will be returned as soon as practicable after the expiration or termination of our exchange offers. The consents that we are soliciting must be given for all notes that are tendered for exchange.

Conditions to the Exchange
Offers........................   Our exchange offers are subject to the
                                 condition that they do not violate applicable law or any applicable interpretation of the staff of the commission. Our exchange offers are also subject to the condition that we receive the consents of a majority of each series thereof to eliminate the covenants, restrictive provisions and events of default in the indentures for the Notes. There is no guarantee that these conditions will be satisfied.

Federal Income Tax
Considerations................   The exchange of our new senior notes for
                                 outstanding Omnipoint notes pursuant to our exchange offers will be a taxable exchange for federal income tax purposes. In addition, if the indenture relating to either series of Omnipoint notes is amended, non-tendering noteholders of such series will be deemed for federal income tax purposes to have exchanged their notes for modified Omnipoint notes, which may result in the recognition of gain. See
                                 "Certain United States Federal Income Tax
                                 Considerations."


Consent Solicitation..........   We are soliciting consents from the holders of
                                 the outstanding Omnipoint notes to amend the indentures under which they were issued to eliminate substantially all the covenants, restrictive provisions and events of default of Omnipoint Corporation. We are offering a consent payment of $20 per $1000 in principal amount of Omnipoint notes that are tendered for exchange and not withdrawn and for which consents are received and not revoked on or before 5:00 p.m., New York City time, on July
                                 7, 2000 (or such later time as we elect), provided that we receive consents for at least a majority of each series of Omnipoint notes.
                                 If we fail to receive consents for a majority of either series, we will not make consent payments for any series. Omnipoint noteholders who hold notes representing approximately 84% of the Omnipoint Senior Notes and approximately
                                 58% of the Omnipoint Series A Notes have agreed with VoiceStream to exchange their Omnipoint notes in the exchange offers. Holders that tender notes and give consents after the deadline will not receive the consent payment.
                                 All notes for which consents are given must be tendered.



Exchange Agent and
Depository....................   The Bank of New York is serving as the exchange
                                 agent in connection with the exchange offers.

Use of Proceeds...............   We will not receive any cash proceeds from the
                                 issuance of our new notes in connection with the exchange offers.

Consequences If You Do Not
  Tender Your Outstanding
  Omnipoint Corporation
  Notes.......................   Any outstanding Omnipoint notes that are not
                                 tendered to us or are not accepted for exchange will remain outstanding and will continue to accrue interest in accordance with and otherwise be entitled to all the rights and privilege under their respective indentures. We are soliciting consents, however, to amend those indentures to delete substantially all the covenants, restrictive provisions and events of default of Omnipoint. If we obtain the requisite number of consents the indentures will be so amended and the holders of any Omnipoint notes that remain outstanding after the offers have been completed will be without the protection that the deleted covenants, restrictive provisions and events of default gave them. Omnipoint noteholders who hold notes representing approximately 84% of the Omnipoint
                                 Senior Notes and approximately 58% of the Omnipoint Series A Notes have agreed with
                                 VoiceStream to exchange their Omnipoint notes in the exchange offers. For U.S. federal income tax purposes, a U.S. holder who did not tender his Omnipoint notes would be treated as having exchanged such notes for new Omnipoint notes.
                                 See "Certain United States Federal Income Tax
                                 Considerations" beginning on p. 56.

                        SUMMARY DESCRIPTION OF OUR NEW NOTES

  Notes Offered...............   Up to $500,000,000 in principal amount of
                                 10 3/8% Senior Notes Due November 15, 2009.
                                 Under the indenture governing the senior notes, we will be able to issue up to an additional aggregate principal amount of senior notes of $450,000,000 after the issuance contemplated hereby. Upon maturity, we will pay the principal of, premium, if any, and interest on the senior notes in immediately available funds.

  Maturity Date...............   November 15, 2009.

  Yield and Interest..........   The Senior Notes will bear interest payable
                                 semiannually in arrears, at a rate of 10 3/8% per annum, on May 15 and November 15 of each year, commencing November 15, 2000. Interest on the senior notes issued in the exchange will be deemed to have begun accruing on May 15, 2000.

  Ranking.....................   The senior notes will be senior unsecured
                                 obligations of ours. As such, they:

                                 - will rank equal in right of payment with all
                                   of our other senior unsecured indebtedness;

                                 - will rank senior in right of payment to all
                                   of our subordinated unsecured indebtedness;

                                 - will rank junior to our secured obligations,
                                   with respect to the assets which are secured, and will rank equal to such obligations to the extent that the secured assets do not satisfy the secured obligations; and

                                 - will rank junior to all existing and future
                                   indebtedness and other liabilities of our subsidiaries. On May 15, 2000, the aggregate indebtedness and liabilities of our subsidiaries was approximately $4.1 billion.

Optional Redemption...........   We have the option to redeem the notes, in
                                 whole or in part, at any time on or after November 15, 2004 and prior to maturity, at the redemption prices set forth in this prospectus under "Description of Our New Notes -- Optional
                                 Redemption" plus accrued and unpaid interest, if any, to the date of redemption.

                                 In addition:

                                 - On or before November 15, 2002, we have the
                                   option to apply proceeds from qualifying equity sales to redeem up to 35% of the originally issued principal amount of the senior notes at a price of 110.375% of principal amount of the senior notes on the redemption date provided that after any such redemption at least 65% of the aggregate principal amount of the senior notes remains outstanding.

                                 - If a change of control and a ratings decline
                                   occurs, we will have the right to repurchase in whole the notes at a redemption price equal to the greater of (1) 101% of the principal amount of the Senior Notes, plus accrued and unpaid interest and (2) the present values of the remaining scheduled payments of principal and interest on the notes, plus accrued and unpaid interest. However, we will not be able to repurchase notes without obtaining written consents from or repaying the lenders under our credit facility.

Sinking Fund..................   Our notes will not be entitled to any sinking
                                 fund.

Change of Control.............   Upon a change of control and a ratings decline,
                                 we will be required to offer to purchase the notes for a purchase price in cash equal to 101% of the principal amount of the senior notes, plus accrued and unpaid interest.
                                 However, we will not be able to repurchase notes without obtaining written consents from or repaying the lenders under our credit facility.

Certain Covenants.............   The indentures under which we will issue the
                                 notes restrict our (and our subsidiaries') ability to do the following:

                                 - incur additional indebtedness;

                                 - make investments

                                 - make payments in respect of securities that
                                   are junior to our notes;

                                 - enter into transactions with affiliates;

                                 - issue capital stock of our subsidiaries;

                                 - incur liens on our property;

                                 - enter into sale and leaseback transactions;

                                 - dispose of assets; and

                                 - engage in consolidations, mergers and asset
                                   transfers.

Settlement and Book-Entry
Form..........................   Our notes will be evidenced by a note in global
                                 form for each of the senior notes which will be deposited with a custodian for, and registered in the name of the nominee of, The Depository
                                 Trust Company ("DTC") in New York, New York.

                                  RISK FACTORS

     Before agreeing to accept our new notes, you should carefully consider the risks described below, in addition to the other information presented in this prospectus or incorporated by reference into this prospectus. If any of the following risks actually occur, they could seriously harm our business, financial condition or results of operations. In such case, you may lose all or part of your investment.

THE NOTES ARE THE OBLIGATIONS OF A HOLDING COMPANY WHICH HAS NO OPERATIONS AND DEPENDS ON SUBSIDIARIES FOR CASH, AND ITS SUBSIDIARIES MAY BE LIMITED IN THEIR ABILITY TO MAKE FUNDS AVAILABLE

     As a holding company, we will not hold substantial assets other than our direct or indirect investments in and advances to our operating subsidiaries. Our subsidiaries conduct all of our consolidated operations and own substantially all of our consolidated assets. Our cash flow and our ability to meet our debt service obligations on the notes will depend upon the cash flow of our subsidiaries and the payment of funds by the subsidiaries to us in the form of loans, equity distributions or otherwise. Our subsidiaries are not obligated to make funds available to us for payment on the notes or otherwise. In addition, our subsidiaries' ability to make any loans or distributions to us will depend on their earnings, the terms of their indebtedness, business and tax considerations and legal restrictions.

     Because of the structure described above, the notes will be subordinate to all indebtedness and liabilities of our subsidiaries. Our lenders under our credit facility and all creditors of any of our subsidiaries will have the right to be paid before you from any cash received or held by our subsidiaries. In the event of bankruptcy, liquidation or dissolution of a subsidiary, following payment by the subsidiary of its liabilities, it may not have sufficient assets remaining to make any payments to us as a shareholder or otherwise. As of May 15, 2000, the total outstanding indebtedness and liabilities of our subsidiaries was approximately $4.1 billion.

HOLDERS OF OMNIPOINT NOTES THAT EXCHANGE THEM FOR OUR NOTES WILL BECOME STRUCTURALLY SUBORDINATED TO THE INDEBTEDNESS AND LIABILITIES OF OMNIPOINT, TO WHICH THEY ARE NOT PRESENTLY SUBORDINATED.

     We are a holding company which owns the capital stock of Omnipoint. Our ability to make payments in respect of our notes depends upon our receipt of distributions from Omnipoint and our other subsidiaries. As shareholders of subsidiaries, our claims are structurally subordinate to the claims of all the creditors of our subsidiaries.

     Because the Omnipoint notes are obligations of Omnipoint, which are pari passu with the other obligations of Omnipoint (except for obligations that by their terms are senior to the Omnipoint notes or obligations that are secured, to the extent of the assets pledged as security) an Omnipoint noteholder that exchanges them for our notes will receive notes that are structurally subordinate to the obligations of Omnipoint, whereas the Omnipoint notes are pari passu with those obligations. Holders of Omnipoint notes that do not tender them to us may be left with notes that enjoy the benefit of any restrictive provision, covenants or events of default.

     Concurrently with making the offers, we are soliciting the consents of the holders of the Omnipoint notes to amend the related indentures to eliminate all covenants, restrictive provisions or events of default. If effected, these amendments will be effective for all Omnipoint notes including those for which consents were not given. The proposed amendments of each series of the Omnipoint notes requires only the consent of the majority of that series. A non-tendering Omnipoint note holder may therefore hold, after the effective date of the proposed amendments, notes that do not enjoy the benefits of any restrictive provision, covenants or events of default.

AN OMNIPOINT NOTEHOLDER MAY BE SUBJECT TO U.S. FEDERAL INCOME TAX WHETHER OR NOT IT TENDERS ITS NOTES PURSUANT TO THE OFFERS

     If the proposed amendments to eliminate the covenants, restrictive provisions and events of default in the outstanding Omnipoint notes indentures are made, but a holder of outstanding Omnipoint notes does not tender his notes pursuant to the offers, the non-tendering holder will be treated for U.S. federal income tax purposes as having exchanged his outstanding Omnipoint notes for modified Omnipoint notes. As a result, an amount attributable to accrued but unpaid interest on the non-tendering holder's outstanding Omnipoint notes that has not previously been recognized would be recognized by the holder as ordinary interest income. The non-tendering holder may also recognize taxable gain in such circumstances in an amount equal to the difference between his tax basis in the outstanding Omnipoint notes and the issue price of the modified Omnipoint notes. The issue price of the modified Omnipoint notes should equal their fair market value on the date of the deemed exchange, assuming that the notes are "publicly traded" as defined in applicable Treasury Regulations.

     The exchange of our new senior notes for outstanding Omnipoint notes will be a taxable exchange.

WE FACE INTENSE COMPETITION FROM OTHER WIRELESS SERVICE PROVIDERS, WHICH COULD ADVERSELY AFFECT OUR ABILITY TO GROW OUR SUBSCRIBER BASE AND REVENUES

     We compete with providers of PCS, cellular and other wireless communications services. Under the current rules of the FCC, up to seven PCS licensees and two cellular licensees may operate in each geographic area. Proposed or future rules may increase the number of licenses available. With so many companies targeting many of the same customers, competition is intense. We compete against AT&T Wireless Services, Inc., Bell Atlantic Mobile Systems, Nextel Communications, Inc., SBC Communications, Sprint Corp. (PCS Group), US West Wireless LLC and Vodafone AirTouch Cellular Communications, Inc., among others. Many of these competitors have substantially greater financial resources than we do, and several operate in multiple segments of the industry. AT&T Wireless, Nextel and Sprint PCS operate substantially nationwide networks and Bell Atlantic Mobile Systems and Vodafone AirTouch, among others, through joint ventures and affiliation arrangements, operate or plan to operate substantially nationwide wireless systems throughout the continental United States. As a result of such competition, we cannot assure you that we will be able to successfully attract and retain customers and increase our subscriber base and revenues.

WE HAVE A LIMITED OPERATING HISTORY WITH SUBSTANTIAL OPERATING LOSSES AND NEGATIVE CASH FLOW, AND WE MAY NOT BECOME PROFITABLE

     We were incorporated in June 1999 and have not conducted any activities other than in connection with our organization and the transactions through which we became the parent company of VS Washington, Inc. (formerly VoiceStream Wireless Corporation, a Washington corporation) and Omnipoint on February 25, 2000. On a pro forma basis giving retroactive effect to the Omnipoint merger and our acquisition of Aerial Communications, Inc. on May 4, 2000, we sustained operating losses of approximately $1.6 billion in 1999, and as of, December 31, 1999, we had an accumulated deficit of $1.1 billion and equity, net of accumulated deficit, of $10.9 billion. We expect to incur significant operating losses and to generate negative cash flow from operating activities during the next several years while we continue to develop and construct our systems and grow our subscriber base. We cannot assure you that we will achieve or sustain profitability or positive cash flow from operating activities in the future or that we will generate sufficient cash flow to service current or future debt requirements.

OUR SUBSTANTIAL DEBT LIMITS OUR ABILITY TO BORROW ADDITIONAL FUNDS TO FINANCE OUR GROWTH, CREATES FINANCIAL AND OPERATING RISKS, AND MAKES US VULNERABLE TO INCREASES IN INTEREST RATES

     We are highly leveraged and subject to strict financial limitations because we have incurred a significant amount of debt in building our systems and subscriber bases. Our total debt on May 15, 2000, was approximately $5.6 billion. Our level of debt, and the incurrence of additional debt in the future, could have important consequences to you. For example, it could:

     - make it more difficult for us to satisfy our obligations with respect to our existing indebtedness;

     - require us to dedicate a substantial portion of our cash flow from operations to paying principal and interest on our debt, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions of additional systems and other general corporate requirements;

     - limit our flexibility in reacting to changes in our business and the wireless industry generally;

     - limit our ability to borrow additional funds due to applicable financial and restrictive covenants in such indebtedness; and

     - make us more vulnerable to increases in prevailing interest rates because certain of our borrowings are and will continue to be at variable rates of interest.

IF WE CANNOT RAISE SUFFICIENT FUNDS TO MEET OUR SIGNIFICANT FUTURE CAPITAL REQUIREMENTS, WE WILL NOT BE ABLE TO COMPETE EFFECTIVELY IN THE WIRELESS COMMUNICATIONS INDUSTRY

     Our systems and the systems of joint ventures in which we are an investor are not completely built out and do not have nationwide coverage. The build-out of these systems and the development of new systems will require significant capital expenditures. We plan to meet our additional capital needs for the build-out of our systems with the proceeds from credit facilities and other borrowings, the proceeds from sales of additional debt securities, the sale or issuance of equity securities, financing arrangements with vendors and through joint ventures. We cannot guarantee that we will be able to raise sufficient additional capital on commercially reasonable terms or at all. If we do not raise sufficient funds, we may delay or abandon some or all of our planned build-out or expenditures, which could materially limit our ability to compete in the wireless communications industry.

THERE IS A RISK THAT OUR EXPANSION WILL BE CONSTRAINED BECAUSE OUR ABILITY TO EXPAND AND PROVIDE SERVICE NATIONALLY IS LIMITED BY OUR ABILITY TO OBTAIN FCC LICENSES

     Even combined with Aerial, we do not have licenses covering the entire United States. Our ability to expand is limited to those markets where we have obtained or can obtain licenses with sufficient spectrum to provide PCS service, or where we can economically become resellers of service. Because there are a limited number of licenses available, and because resale agreements require mutual consent of the incumbent PCS license holders, there is a risk that we may not be able to obtain the licenses we need for expansion.

WE ARE AT RISK OF LOSING COVERAGE IN CERTAIN MARKETS BECAUSE WE HAVE ENTERED INTO JOINT VENTURES THAT WE DO NOT CONTROL IN AN ATTEMPT TO EXPAND INTO THOSE MARKETS

     When implementing the PCS licensing scheme in the United States, the FCC adopted rules that granted a narrow category of entities the right to bid for and own C and F Block licenses. We do not qualify to obtain C and F Block licenses. In order to continue to expand our system, we obtained

49.9% minority ownership interests in four joint ventures controlled by Cook Inlet Region, Inc., each of which qualified to hold licenses that we could not directly hold. In all markets where the joint ventures operate, including the Philadelphia, Chicago and Dallas markets, we are at risk because Cook Inlet is in control and can choose to operate independently of us. If the joint venture entities determine to operate independently our ability to compete on a national scale may be adversely affected.

OUR CURRENT AND FUTURE INVESTMENT IN EACH CURRENT JOINT VENTURE IS AT RISK BECAUSE WE HAVE LIMITED INVESTOR PROTECTIONS, AND WE MAY BE REQUIRED TO RELY ON ADDITIONAL JOINT VENTURES FOR FURTHER EXPANSION

     We do not control, and maintain only limited investor protection rights, in the four joint venture entities controlled by Cook Inlet Region, Inc. We have substantial financial commitments to these joint ventures, which must rely on corresponding financial commitments from Cook Inlet. Also, many of the systems owned by these joint venture entities have not been built out and the joint ventures will have substantial capital needs in connection with such build-outs. We cannot guarantee that these joint venture entities will be able to raise sufficient capital, whether through bank borrowings or otherwise, to complete the build-out of their systems. Similarly, due to the licensing restrictions discussed above, and because of the scarcity of available PCS licenses covering United States urban markets, we may be required to rely on similar joint ventures that we do not control for expansion into new markets. We cannot assure you that we will be able to find acceptable joint venture partners. In the event that we do find acceptable joint venture partners, due to our lack of control over these joint ventures, we cannot assure you that they will operate in a manner that increases the value of our business.

WE WILL BE SUBJECT TO EXTENSIVE GOVERNMENT REGULATION, ANY CHANGE IN WHICH COULD AFFECT OUR BUILD-OUT PLAN OR FINANCIAL PERFORMANCE

     The licensing, construction, operation, sale and interconnection arrangements of wireless telecommunications systems are regulated to varying degrees by the FCC and, depending on the jurisdiction, also may be regulated by state and local governmental bodies. There can be no assurance that either the FCC or such state and local agencies will not adopt regulations or take other actions that would adversely affect our business. We cannot assure you that we will be able to obtain and retain all necessary governmental authorizations and permits. Failure to do so could negatively affect our existing operations and delay or prevent proposed operations.

THERE IS A RISK THAT THE JOINT VENTURE ENTITIES IN WHICH WE HOLD INTERESTS COULD LOSE LICENSES AS A RESULT OF COURT PROCEEDINGS

     All C Block licenses held by Cook Inlet entities could be affected by U.S. Airwaves, Inc. v FCC, which is pending in the U.S. Court of Appeals for the D.C. Circuit. U.S. Airwaves is seeking judicial review of two orders in the FCC's rulemaking proceeding on payment financing for PCS licenses. Since these orders enabled initial C Block licensees to return licenses or modify the conditions of payment, there is a remote threat that if the orders are reversed, affected licenses could be returned to the Commission for reauction. Additionally, 25 licenses held by Cook Inlet joint ventures were issued subject to the outcome of the bankruptcy proceeding of the original licensee, a subsidiary of Pocket Communications Inc., which was conditionally granted 43 C Block licenses in 1996. Pursuant to an FCC order, the bankruptcy debtors elected to relinquish certain licenses, which subsequently were reauctioned, and the bankruptcy court issued an order making the election effective. A secured creditor of the debtors appealed and, as a result, the bankruptcy court stayed its order. Because the appeal is still pending there is uncertainty as to the referenced C Block licenses of the Cook Inlet entities. The district court could order the return of these licenses to the jurisdiction of the bankruptcy court. In the event that these licenses are so returned, it is unlikely that the Cook Inlet entities will be able to recoup any or all of the costs incurred by them in connection with the construction and development of systems related to such licenses. Loss of any license by any Cook Inlet entity will reduce or eliminate our ability to own interests in markets where the licenses are lost, thereby reducing our ability to compete with other national competitors.

THERE IS A RISK THAT WE WILL LOSE LICENSES IF THEY ARE NOT RENEWED BY THE FCC

     FCC licenses to provide PCS services are subject to renewal requirements and to revocation at any time for cause. Our licenses begin to expire in 2004. We cannot assure you that the FCC will renew our licenses. If we lose a license for a market we will not be able to operate in that market unless we maintain another license or acquire a new license for that market.

THERE IS A RISK THAT ONE OF OUR SUBSIDIARIES MAY HAVE TO MAKE SUBSTANTIAL TAX INDEMNITY PAYMENTS TO WESTERN WIRELESS CORPORATION

     In a spin-off transaction effected on May 3, 1999, Western Wireless distributed its entire 80.1% interest in VS Washington's common stock to its stockholders. Western Wireless will recognize gain as a result of the spin-off if the spin-off is considered to be part of a "prohibited plan," which is a plan or series of related transactions pursuant to which one or more persons acquire, directly or indirectly, 50% or more of VS Washington's common stock. This is a risk because VS Washington agreed to indemnify Western Wireless on an after-tax basis for any taxes, penalties, and interest and various other expenses incurred by Western Wireless if it is required to recognize such gain. Under the Internal Revenue Code, the reorganization and the related transactions through which we became the parent of VS Washington and Omnipoint, combined with Hutchison Telecommunications (PCS) USA's acquisition of its existing VS Washington stock within two years prior to the spin-off, will give rise to a rebuttable presumption that the spin-off was effected pursuant to a prohibited plan and, thus, that Western Wireless recognized gain as a result of the spin-off.

     The precise standard that must be met by VS Washington to rebut the presumption is not presently clear. Thus, counsel is unable to opine on the issue and there is a risk that VS Washington will be unable to rebut the presumption. In addition, no matter what the standard is for rebutting the presumption, there is a risk that the IRS would not agree that any facts that would be presented by VS Washington would establish that the spin-off was not effected pursuant to a prohibited plan, and there is a risk that a court would concur with such an IRS position. As a result, Western Wireless would be required to recognize gain upon the spin-off and VS Washington would be required to indemnify Western Wireless on an after-tax basis for its resulting taxes, penalties, if any, and interest, and various other expenses. We estimate that the range of VS Washington's indemnity exposure, not including penalties and interest, is from zero to $400 million. Thus, if it is required to make an indemnity payment to Western Wireless, that could have a material adverse effect on us.

CONCERNS OVER RADIO FREQUENCY EMISSIONS OR OTHER HEALTH AND SAFETY RISKS MAY DISCOURAGE USE OF WIRELESS SERVICES AND ADVERSELY EFFECT OUR BUSINESS

     Media reports have suggested that some radio frequency emissions from wireless handsets may raise various health concerns, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. Concerns over radio frequency emissions may discourage the use of wireless handsets, which would adversely affect our business. Negative findings of studies concerning health and safety risks of wireless handsets could have an adverse effect on the wireless industry, our business, or the use of global system for mobil communications technology, which we employ. Such findings could lead to governmental regulations that may have an adverse effect on our business. Several states have proposed or enacted legislation which would limit or prohibit the use and/or possession of a mobile telephone while driving an automobile. If states adopt and strictly enforce such legislation, it may have an adverse effect on our business.

WE MAY BE UNABLE TO PURCHASE OUR NOTES UPON A CHANGE OF CONTROL

     Upon the occurrence of a change of control, you, along with all other holders of our notes, may require us to offer to repurchase all or a portion of our notes at 101% of the principal amount of the notes, together with accrued and unpaid interest to the date of repurchase. If a change of control were to occur, we may not have the financial resources to repay the notes, our credit facilities or any other indebtedness that would become payable upon the occurrence of such change of control. The covenant requiring us to offer to repurchase the notes will, unless consents of lenders under our credit agreement are obtained, also require us to repay all indebtedness then outstanding under our credit agreement in the event of a change of control. There can be no assurance that we will have sufficient funds available at the time of any change of control to make any payment (including repurchase of our notes) required by this covenant. See "Description of our new Notes -- Repurchase of Notes upon a Change of Control:

THIS PROSPECTUS INCLUDES FORWARD-LOOKING STATEMENTS AND WE CAUTION YOU NOT TO PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference in this prospectus contain statements that are not based on historical fact, including the words "believes," "anticipates," "intends," "expects" and similar words. These statements constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be significantly different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, without limitation:

     - general economic and business conditions, both nationally and in the regions in which we operate;

     - technology changes;

     - competition;

     - changes in business strategy or development plans;

     - our high level of debt;

     - the ability to attract and retain qualified personnel;

     - existing governmental regulations and changes in, or the failure to comply with, governmental regulations; and

     - product liability and other claims asserted against us.

     Given these uncertainties, we caution you not to place undue reliance on such forward-looking statements.

                  THE EXCHANGE OFFERS AND CONSENT SOLICITATION


     Subject to the terms and conditions in this prospectus and in the accompanying Consent and Letter of Transmittal, we will exchange Omnipoint's outstanding notes that are properly tendered on or before the expiration of the offers, and not withdrawn, for our registered new notes. The expiration of the offers is 5:00 p.m., New York City time, on July 21, 2000 unless we extend it.


     We may, at any time or from time to time, extend the expiration date, by giving oral or written notice of such extension in the manner described below. During any such extension, all outstanding notes previously tendered will remain subject to the exchange offer and we may accept them for exchange. Any outstanding notes that we do not accept for exchange for any reason will be returned to you without cost as promptly as practicable after the expiration or termination of the exchange offer.

     This prospectus, together with the Consent and Letter of Transmittal, is first being sent on or about the date of this prospectus to all holders known to us of Omnipoint outstanding notes that are the subject of the offers described herein. Our obligation to accept outstanding notes for exchange is subject to certain conditions as set forth below under "-- Certain Conditions to the Exchange Offers."

Terms of Exchange Offers for Omnipoint Notes

     We expressly reserve the right to amend or terminate the exchange offers. We also reserve the right to refuse for exchange any outstanding notes not theretofore accepted for exchange, if any of the events specified below under "-- Certain Conditions to the Exchange Offers" occurs. We will give oral or written notice of any extension, amendment, non-acceptance or termination to you as promptly as practicable. Any notice with respect to any extension will be issued by means of press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

     Exchange Offers

     For each $1,000 principal amount at maturity of Omnipoint's outstanding notes accepted for exchange, we will issue to the holder our new senior note having a principal amount, rounded to the nearest cent, equal to:

     (i) the present value of the earliest redemption price for the applicable series of Omnipoint notes displayed in the table on the cover page of this prospectus discounted to the date on which the Omnipoint notes are accepted for exchange under the exchange offers from the earliest redemption date for such series of Omnipoint notes displayed in the table on the cover page of this prospectus minus

     (ii) $20.00, which is the amount of the consent payment.


     The discount rate which will be used in the above present value calculation will equal the sum of (x) the yield on the 5 1/2% U.S. Treasury Note due August 2001 plus (y) 100 basis points.



     The exchange agent will calculate the yield on the reference security in accordance with standard market practice, based on the bid price for such reference security as of 2:00 p.m., New York City time, on July 19, 2000, the second business day immediately before the initially scheduled expiration date. If the offers are extended by more than three business days, then the exchange agent will calculate the yield based on a bid price for the reference security on such other day which is the second business day immediately before the expiration date as extended. The bid price upon which the exchange agent will calculate the yield on the reference security will be the price as displayed on the relevant Bloomberg page for the applicable series of Omnipoint notes contained in the table on the cover page of this prospectus or any recognized quotation source selected by the exchange agent in its sole discretion if the Bloomberg government pricing monitor is not available or is clearly in error.


     Consents to certain amendments to the terms of Omnipoint notes are being solicited as described below under "-- Consent Solicitation." Holders of Omnipoint notes that tender them in exchange for our new senior notes are eligible to receive, and will be paid, the consent payment provided that the notes are validly tendered and not withdrawn before the deadline for receiving that payment and provided that we receive consents for a majority in principal amount of both series. See "-- Consent Solicitation" for more information about the amount and requirements for receiving this payment. Holders are required to give consents for Omnipoint notes that are tendered for exchange, and notes for which consents are given must be tendered.

     Interest on our new senior notes will be deemed to accrue from May 15, 2000. Tendering Omnipoint note holders will be required to pay us the amount of unpaid interest that is deemed to have accrued on our notes at the time of their issuance, and we will pay the tendering note holders the amount of accrued and unpaid interest on their Omnipoint notes to the same date.

Consent Solicitation

     Concurrently with making the exchange offers, we are soliciting consents from the holders of the outstanding Omnipoint notes to amend the indentures under which they were issued to remove substantially all of the covenants, restrictive provisions and events of default of Omnipoint as more fully described under the heading "Proposed Amendments to Indentures." The consents of the holders of at least a majority in principal amount of each series of the outstanding Omnipoint notes will be required in order to approve the amendments to the indenture for that series. In the event that the amendments are approved and adopted, they will be binding on all holders of Omnipoint notes including those who did not give consents. If for any reason the exchange offers are not completed, the proposed amendments to the Omnipoint note indentures will not become effective.


     We are offering to pay holders of Omnipoint notes that validly tender them in exchange for our senior notes and deliver consents with respect thereto at or before 5:00 p.m., New York time, on July 7, 2000 (or such later time as we elect) a consent payment equal to $20 per $1000 in principal amount of the Omnipoint notes so tendered provided that they have not been withdrawn or the consents with respect thereto revoked, and further provided that consents of the holders of a majority in principal amount of each series of Omnipoint notes are received. No consent payment for either series of notes will be paid unless consent for a majority of both series are received. Holders that tender after that deadline will not receive the consent payment even if they give consents. Tendered Omnipoint notes may be withdrawn and consents revoked before the deadline for receiving the consent payment, but Omnipoint notes may not be withdrawn and consents may not be revoked at or after that deadline unless we fail to receive consents for a majority in principal amount of both series of Omnipoint notes, in which case tendered Omnipoint notes may be withdrawn, and consents with respect thereto revoked, at any time before the expiration of the applicable offer. According to the terms of the Consent and Letter of Transmittal by validly tendering Omnipoint notes in exchange for our senior notes, a holder is also giving consent with respect thereto. Omnipoint notes cannot be tendered without giving consent with respect thereto, and they may not be withdrawn without also revoking the consents. Consents with respect to any Omnipoint notes cannot be revoked without withdrawing the Omnipoint notes. Notes for which consents are given must be tendered.


     If we elect to extend the deadline for receiving the consent payment, we will do so by issuing a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day thereafter.

Procedures for Tendering Outstanding Notes

     In all cases, issuance of our new notes for outstanding notes that are accepted for exchange or payment will be made only after timely receipt by the exchange agent of:

          (i) certificates for such outstanding notes or a timely book-entry confirmation of such outstanding notes into the exchange agent's account at the book-entry transfer facility;

          (ii) a properly completed and duly executed Consent and Letter of Transmittal or an agent's message in lieu thereof; and

          (iii) all other required documents.

     The term "agent's message" means a message, transmitted by the book-entry transfer facility to and received by the exchange agent. It forms a part of a book-entry confirmation, which states that the book-entry transfer facility has received an express acknowledgment from the tendering participant stating that the participant has received and agrees to be bound by the Letter of Transmittal and that we may enforce the Consent and Letter of Transmittal against that participant. THE METHOD OF DELIVERY OF THE OUTSTANDING NOTES, THE CONSENT AND LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDERS. IF DELIVERY IS MADE BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY. DELIVERY OF DOCUMENTS TO DTC IN ACCORDANCE WITH ITS PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT. NO DOCUMENTS SHOULD BE SENT TO US.

     Signatures on a Consent and Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by one of the following eligible institutions:

     - a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc.;

     - a commercial bank; or

     - a trust company having an office or correspondent in the United States; unless the notes tendered are tendered:

          (i) by a registered holder of the notes who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the Consent and Letter of Transmittal; or

          (ii) for the account of an eligible institution.

     If tendered notes are registered to a person who did not sign the Consent and Letter of Transmittal, they must be endorsed by, or be accompanied by a written transfer or exchange, duly executed by the registered holder with the signature guaranteed by an eligible institution and appropriate powers of attorney, signed exactly as the name of the registered holder appears on the outstanding notes. All questions of adequacy of the form of the writing will be determined by us in our sole discretion.

     If the Consent and Letter of Transmittal or any outstanding notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by us, submit evidence satisfactory to us of their authority to so act with the Consent and Letter of Transmittal.

     We will determine all questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of the tendered outstanding notes and consents. Our determination will be final and binding. We reserve the absolute right to reject any and all tenders of any particular outstanding notes not properly tendered or for which consents have not been given or not to accept any particular outstanding notes if our acceptance would, in our opinion or in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offers as to any particular outstanding notes either before or after the expiration date.

     Our interpretation of the terms and conditions of the exchange offers (including the instructions in the Consent and Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of or consents for outstanding notes must be cured within a time period we determine. Neither we, the exchange agent nor any other person is under any duty to give notification of defects or irregularities with respect to tenders of or consents for outstanding notes nor shall any of them incur any liability for failure to give such notification. Any outstanding notes will not be considered to have been properly tendered or any consent given until such defects or irregularities have been cured or waived. Any outstanding notes received by the exchange agent that have not been properly tendered or for which consents have not been given and as to which the defects or irregularities have not been cured or waived will be returned without cost by the exchange agent to the tendering holder unless otherwise provided in the Consent and Letter of Transmittal, as soon as practicable following the expiration date.

     In addition, we reserve the right in our sole discretion to:

          (i) terminate the exchange offers;

          (ii) purchase or make offers for any outstanding notes that remain outstanding subsequent to the expiration date, and

          (iii) to the extent permitted by applicable law, purchase outstanding notes in the open market, in privately negotiated transactions or otherwise on terms different from the terms of the exchange offers.

Acceptance of Outstanding Notes for Exchange; Delivery of New Notes

     Upon satisfaction or waiver of the conditions to the exchange offers, we will accept, promptly, all outstanding notes properly tendered and will issue the new notes in exchange therefor. Also at such time, tendering Omnipoint note holders will be required to pay us the amount of unpaid interest that is deemed to have accrued on our notes at the time of their issuance, and we will pay the tendering note holders the amount of accrued and unpaid interest on their Omnipoint notes to the same date. See "-- Certain Conditions to the Exchange Offer."

     We are deemed to have accepted properly tendered outstanding notes for exchange if or when we give oral or written notice of acceptance to the exchange agent, with written confirmation of any oral notice to follow promptly.

     If any tendered notes are not accepted for any reason or if outstanding notes are submitted for a greater principal amount than the holder desired to exchange or sell, the unaccepted, non-exchanged or unsold portion of outstanding notes will be returned without expense to the tendering holder (or, in the case of outstanding notes tendered by book-entry transfer into the exchange agent's account at the book-entry transfer facility pursuant to the book-entry procedures described below, the unaccepted, non-exchanged or unsold outstanding notes will be credited to an account maintained with such book-entry transfer facility) as promptly as practicable after the expiration or termination of the exchange offers.

Book-Entry Transfer

     The exchange agent will make a request to establish an account with respect to the outstanding notes at the book-entry transfer facility for purposes of the exchange offers within two business days after the date of this prospectus. Any financial institution that is a participant in the book-entry transfer facility's systems may make book-entry delivery of outstanding notes by causing the book-entry transfer facility to transfer the outstanding notes into the exchange agent's account at the book-entry transfer facility in accordance with the facility's procedures. However, while delivery of outstanding notes may be effected through book-entry transfer at the book-entry transfer facility, the Consent and Letter of Transmittal (or a facsimile thereof or an agent's message in lieu thereof), with any required signature guarantees and any other required documents, must still be transmitted to and received by the exchange agent at one of the addresses set forth below, under "-- Exchange Agent" on or before the expiration date or the guaranteed delivery procedures described below must be complied with.

Guaranteed Delivery Procedures

     A holder who wishes to tender outstanding notes; but

          (i) the outstanding notes are not immediately available; or

          (ii) the outstanding notes, the Consent and Letter of Transmittal, or any other required documents cannot be delivered to the exchange agent on a timely basis; or

          (iii) book-entry transfer of the outstanding notes cannot be completed on a timely basis;

     may effect a tender if:

          (a) the tender is made through an institution eligible to guarantee signature on the Consent and Letter of Transmittal; and

          (b) before the expiration date, the exchange agent receives from the eligible institution:

        - a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder of the outstanding notes;

        - the certificate number or numbers of such outstanding notes and the principal amount of outstanding notes tendered, stating that the tender is being made thereby, and guaranteeing that the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed Consent and Letter of Transmittal (or a facsimile thereof or an agent's message in lieu thereof) with any required signature guarantees, and all other documents required by the Consent and Letter of Transmittal are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery; and

        - the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed Consent and Letter of Transmittal (or a facsimile thereof or an agent's message in lieu thereof), with any required signature guarantees and any other documents required by the Consent and Letter of Transmittal, are deposited by the eligible institution with the exchange agent within three New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery.

Withdrawal Rights

     Except as otherwise provided herein, tendered notes may be withdrawn at any time prior to the deadline for receiving the consent payment. See "-- Consent Solicitation" for how to determine this deadline. If we do not receive consents for a majority in principal amount of both series of Omnipoint notes, then we will not pay any consent payments and holders of Omnipoint notes will be entitled to withdraw them at any time before the expiration of the offers.

     To withdraw a tendered note, a written notice of withdrawal must be timely received by the exchange agent at its address set forth herein. Any such notice of withdrawal must:

          (i) specify the name of the depositor having tendered the outstanding note to be withdrawn;

          (ii) include a statement that the depositor is withdrawing its election to have the outstanding note exchanged, and identify the outstanding note to be withdrawn (including the certificate number or numbers and principal amount of the outstanding note);

          (iii) where a certificate for the outstanding note has been transmitted, specify the name in which such outstanding note is registered, if different from that of the withdrawing holder; and

          (iv) if a consent to amend the indenture under which the note was issued has been given, state that the consent is revoked.

     If a certificate for the tendered note has been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates the withdrawing holder must also submit:

          (i) the serial number of the particular certificate to be withdrawn;
     and

          (ii) signed notice of withdrawal with signatures guaranteed by an eligible institution unless the holder is an eligible institution.

     If outstanding notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn outstanding notes and otherwise comply with the procedures of the facility.

     We will determine all questions as to the validity, form and eligibility (including time of receipt) for such withdrawal notices. Our determination shall be final and binding on all parties.

     Any outstanding notes so withdrawn will be considered not to have been validly tendered for purposes of the exchange offers and no new notes will be issued or consent payment paid with respect thereto unless the outstanding notes so withdrawn are validly retendered.

Certain Conditions to the Exchange Offers

     The exchange offers are subject to the condition that they do not violate applicable law or any applicable interpretation of the staff of the commission. We cannot assure you that this condition will be satisfied.

     Our exchange offer for Omnipoint Notes is also subject to the condition that we receive sufficient consents to amend the indentures for the Notes to eliminate the covenants, restrictive provisions and events of default. Neither Omnipoint note indenture can be amended without the consent of a majority of the notes issued and outstanding thereunder.

     If we determine that we may terminate the exchange offers, as set forth above, we may:

     - refuse to accept any outstanding notes and return any outstanding notes that have been tendered;

     - extend the exchange offers and retain all outstanding notes tendered prior to the expiration date; or

     - waive a termination event with respect to the exchange offers and accept all properly tendered outstanding notes that have not been withdrawn.

     If the waiver would constitute a material change in the exchange offers, we will disclose that change through a supplement to this prospectus that will be distributed to each registered holder of outstanding notes. In addition, we will extend the exchange offers for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders of the outstanding notes, if the exchange offers would otherwise expire during such period.

Exchange Agent


     The Bank of New York, the trustee under the indentures related to our outstanding senior notes, has been appointed as exchange agent for the exchange offers. All executed Letters of Transmittal and written notices of withdrawal should be directed to the exchange agent at one of the addresses set forth below. Questions and requests for assistance and requests for additional copies of this prospectus or of the Consent and Letter of Transmittal should be directed to the exchange agent addressed as follows:


                                 By Facsimile:


                                 (212) 815-6339


                      Attention: Reorganization Department


                             Confirm by telephone:


                                 (212) 815-5920


                        By Registered or Certified Mail:


                              The Bank of New York


                               101 Barclay Street


                              Reorg. Dept.-7 East


                               New York, NY 10286


                            Attn: Carolle Montreuil


                                    By Hand:


                              The Bank of New York


                               101 Barclay Street


                              Reorg. Dept.-7 East


                               New York, NY 10286


                            Attn: Carolle Montreuil


                             By Overnight Courier:


                              The Bank of New York


                               101 Barclay Street


                              Reorg. Dept.-7 East


                               New York, NY 10286


                            Attn: Carolle Montreuil


     DELIVERY OF THE CONSENT AND LETTER OF TRANSMITTAL OR OF WRITTEN NOTICES OF WITHDRAWAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY OF SUCH CONSENT AND LETTER OF TRANSMITTAL.

Fees and Expenses

     We will not make any payments to brokers, dealers or other persons soliciting acceptances of the exchange offers.

     The estimated cash expenses to be incurred in connection with the exchange offers will be paid by us and are estimated to be $500,000.

Transfer Taxes

     Holders who tender their outstanding notes for exchange will not be obligated to pay any transfer taxes in connection with the exchange. However holders who instruct us to register new notes in the name of, or request that outstanding notes not tendered or not accepted in the exchange offers be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax thereon.

                                  THE COMPANY

     We are a leading provider of personal communications services through technology based on the wireless communications standard known as Global System for Mobile Communications, commonly known as GSM. Our licenses, together with licenses held by joint ventures in which we are an investor, cover 17 of the 25 largest markets in the continental United States and over 193 million persons. Our company was incorporated in June 1999 as a Delaware corporation to act as the parent company for the business combination of VoiceStream Corporation, a Washington corporation, now known as VS Washington, Inc.), Omnipoint and Aerial Communications, Inc., a Delaware corporation. On February 25, we became the parent company of both VS Washington and Omnipoint. On May 4, 2000, we became the parent of Aerial. Our business consists of the combined businesses of VS Washington, Omnipoint, Aerial and their subsidiaries, and has licenses that cover 23 of 25 target markets in the continental United States and over 222 million persons.

     We are organized as a Delaware corporation with our principal executive offices located at 3650 131st Avenue S.E., Bellevue, WA 98006. Our telephone number is (425) 653-4600. Our common stock is traded on the Nasdaq Stock Market under the symbol "VSTR."

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the deficiency of our actual earnings to our actual fixed charges for the year ended December 31, 1995, 1996, 1997, 1998 and 1999 and the quarter ended March 31, 2000, and the deficiency of our pro forma earnings to our pro forma fixed charges for the year ended December 31, 1999 and the quarter ended March 31, 2000, adjusted to give effect to the mergers with Omnipoint and Aerial as if they occurred on January 1, 1999.

                               PRO FORMA                                           ACTUAL
                       --------------------------   ---------------------------------------------------------------------
                       THREE MONTHS                 THREE MONTHS
                          ENDED                        ENDED
                        MARCH 31,                    MARCH 31,
                           2000          1999           2000         1999        1998        1997        1996      1995
                       ------------   -----------   ------------   ---------   ---------   ---------   --------   -------
Earnings (Loss)......   $(334,139)    $(1,467,555)   $(111,818)    $(340,569)  $(213,049)  $(200,258)  $(80,179)  $(3,525)
Fixed Charges........     165,006         510,119       91,579       116,654      43,017      67,557     11,371       603
                        ---------     -----------    ---------     ---------   ---------   ---------   --------   -------
Deficiency...........   $(499,145)    $(1,977,674)   $(203,397)    $(457,223)  $(256,066)  $(267,815)  $(91,550)  $(4,128)
                        =========     ===========    =========     =========   =========   =========   ========   =======

                                USE OF PROCEEDS

     We will not receive any cash proceeds from the issuance of our new notes in the exchange offers.

                          DESCRIPTION OF OUR NEW NOTES

GENERAL

     You can find the definitions of certain capitalized terms used in the following summary under the subheading "-- Certain Definitions".

     We will issue the 10 3/8% Senior Notes due 2009 under an indenture between us and Bank of New York, as trustee. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended.

     The following is a summary of the material provisions of the indenture. It does not restate the indenture in its entirety. We urge you to read the indenture because it, and not this description, defines your rights as holders of notes. Copies of the indenture are available upon request from the trustee.

BRIEF DESCRIPTION OF THE NOTES

     The Senior Notes:

     - will be, upon issuance, general obligations of ours;

     - rank equal in right of payment with all of our other senior unsecured Indebtedness;

     - rank senior in right of payment to all of our subordinated unsecured Indebtedness;

     - rank junior to secured obligations of ours, with respect to the assets which are secured, and will rank equal to such obligations to the extent that the secured assets do not satisfy the secured obligations;

     - rank junior to all existing and future Indebtedness and other liabilities of our Subsidiaries, which amounted to approximately $4.1 billion at May 15, 2000.

     - accrue interest from May 15, 2000 at a rate of 10 3/8%, which is payable semi-annually commencing November 15, 2000; and

     - mature on November 15, 2009.

     We will offer to repurchase notes under circumstances described in the indenture upon:

     - a Change of Control Triggering Event; or

     - an Asset Disposition by us or any of our Restricted Subsidiaries.

     We may redeem all notes at our option upon a Change of Control Triggering Event.

     The indentures governing the notes also contain the following covenants:

     - restrictions on incurrence of consolidated indebtedness;

     - restrictions on Restricted Payments;

     - restrictions on dividend and other payment restrictions affecting Subsidiaries;

     - limitation on issuances and sales of Capital Stock of Restricted Subsidiaries;

     - restrictions on transactions with Affiliates;

     - restrictions on Liens;

     - restrictions on sale and leaseback transactions;

     - undertaking to deliver reports; and

     - restrictions on merger, consolidation or sales of assets.

     Our operations are conducted through Subsidiaries and, therefore, depend on the cash flow of Subsidiaries to meet our obligations, including obligations under the notes. Our Subsidiaries, including Omnipoint and its Subsidiaries will not be guarantors of the notes and the notes will be structurally subordinated to all indebtedness, including all borrowings, of those Subsidiaries. Our right to receive assets of any Subsidiaries upon the liquidation or reorganization of those Subsidiaries (and the consequent right of the holders of the notes to participate in those assets) will be legally subordinated to the claims of that Subsidiary's creditors, except to the extent that we are recognized as a creditor of that Subsidiary. If we are recognized as a creditor of a Subsidiary, our claims would still be subordinate in right of payment to any security in the assets of that Subsidiary and any indebtedness of that Subsidiary senior to that held by us. See "Risk Factors -- The notes are the obligations of a holding company which has no operations and depends on subsidiaries for cash, and its subsidiaries may be limited in their ability to make funds available".

     As of the date of the indenture, all of our Subsidiaries will be Restricted Subsidiaries. However, under certain circumstances, we will each be able to designate current or future Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to many of the restrictive covenants set forth in the indenture.

PRINCIPAL, MATURITY AND INTEREST

SENIOR NOTES

     We will issue Senior Notes with an aggregate principal amount of up to $500,000,000. The indenture governing the Senior Notes will allow us to issue additional Senior Notes. These additional Senior Notes will be limited to an aggregate principal amount of up to $450,000,000. The issuance of any of those additional Senior Notes will be subject to our ability to incur Indebtedness under the covenant described under "-- Covenants -- Limitation on Consolidated Indebtedness" and similar restrictions in the instruments governing our other Indebtedness. Any such additional Senior Notes will be treated as part of the same class and series as the Senior Notes issued in the offering for purposes of voting under the indenture governing the Senior Notes. The Senior Notes will mature on November 15, 2009. We will issue the Senior Notes in denominations of $1,000 and integral multiples of $1,000.

     Interest on the Senior Notes will accrue at the rate of 10 3/8% per annum and will be payable in U.S. dollars semiannually in arrears on May 15 and November 15, commencing on November 15, 2000. The Issuers will make each interest payment to holders of record on the immediately preceding May 1 and November 1.

     Cash interest will accrue on the Senior Notes from the most recent date to which interest has been paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

METHOD OF RECEIVING PAYMENTS ON THE NOTES

     If a holder has given wire transfer instructions to us, we will make all payments of principal, premium and interest, if any, on that holder's notes in accordance with those instructions. All other payments on the notes will be made at the office or agency of the paying agent and registrar for the notes within the City and State of New York unless we elect to make interest payments by check mailed to the holders at their principal address set forth in the register of holders.

PAYING AGENT AND REGISTRAR FOR THE NOTES

     The trustee under the indentures will initially act as the paying agent and registrar for the notes. We may change the paying agent or registrar under the indentures without prior notice to the holders of the notes, and we or any of our Subsidiaries may act as paying agent or registrar under the indentures.

OPTIONAL REDEMPTION

     Until November 15, 2002, we may on any one or more occasions redeem up to 35% of the aggregate principal amount of the Senior Notes originally issued at a redemption price of 110.375% of the principal amount thereof with the net cash proceeds of one or more Public Equity Offerings and/or Strategic Equity Infusions; provided that:

          (1) at least 65% of the aggregate principal amount of Senior Notes originally issued remains outstanding immediately after such redemption (excluding Senior Notes held by us or our Subsidiaries); and

          (2) the redemption occurs within 60 days of the date of the Public Equity Offering or Strategic Equity Investment.

     Except pursuant to the preceding paragraph and the provisions of the indenture governing the Senior Notes described under "-- Optional
Redemption -- Change of Control" below, the Senior Notes will not be redeemable at our option prior to November 15, 2004. After November 15, 2004, we may redeem all or a part of the Senior Notes upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued interest, if any, on the Senior Notes redeemed to the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period beginning on November 15 of the years indicated below:

                       YEAR                         PERCENTAGE
                       ----                         ----------
2004..............................................   105.188%
2005..............................................   103.458%
2006..............................................   101.729%
2007 and thereafter...............................     100.0%

SELECTION AND NOTICE

     If less than all the Senior Notes are to be redeemed at any time, the trustee under the indenture will select notes for redemption as follows:

          (1) if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange, if any, on which the notes are listed; or

          (2) if the notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the trustee shall deem fair and appropriate.

     No notes of $1,000 principal amount at maturity or less will be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address. Notices of redemption may not be conditional.

     If any note is to be redeemed in part only, the notice of redemption that relates to such note shall state the portion of the principal amount of that note to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note presented for redemption will be issued in the name of the holder of such note upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue or accrete on notes or portions of them called for redemption.

MANDATORY REDEMPTION

     We are not required to make mandatory redemption or sinking fund payments with respect to the notes.

OPTIONAL REDEMPTION -- CHANGE OF CONTROL

     If a Change of Control Triggering Event occurs, we will have the right to redeem at our option in whole the notes at a redemption price equal to the greater of:

          (1) 101% of the aggregate principal amount of the Senior Notes, plus accrued and unpaid interest (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); and

          (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including the portion of any such payments of interest accrued as of the redemption date) discounted to the redemption date on a semiannual basis at the Adjusted Treasury Rate, plus accrued and unpaid interest.

A "Change of Control Triggering Event" will be deemed to have occurred if a Change of Control and a Rating Decline occur. A"Rating Decline" will be deemed to have occurred if at any time within the earlier of (1) 90 days after the date of public notice of a Change of Control, or of our intention or the intention of any Person to effect a Change of Control and (2) the occurrence of the Change of Control (which period shall in either event be extended so long as the rating of the Senior Notes is under publicly announced consideration for possible downgrade by a Rating Agency), the rating of the Senior Notes is decreased by either Rating Agency by one or more Gradations and the rating by both Rating Agencies on the Senior Notes following such downgrade is below Investment Grade.

     Within 30 days following any Change of Control Triggering Event, we will mail a notice to each holder and each holder of our senior Indebtedness containing similar provisions to those set forth in the indenture describing the transaction or transactions that constitute the Change of Control Triggering Event and indicating our intention to repurchase the notes and such other senior Indebtedness (in which case the provisions of the indenture described under "-- Repurchase at the Option of Holders -- Change of Control" will not be applicable) on the Change of Control Payment Date specified in the notice. The Change of Control Payment Date will be no earlier than 30 days and no later than 60 days from the date the notice is mailed, pursuant to the procedures required by the indenture and described in such notice.

REPURCHASE AT THE OPTION OF HOLDERS

CHANGE OF CONTROL

     If a Change of Control Triggering Event occurs, each holder of notes will have the right to require us to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of such holder's notes pursuant to an Offer to Purchase. The offer price in any Offer to Purchase will be payable in cash and will be 101% of the aggregate principal amount of the Senior Notes, plus accrued and unpaid interest (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), to the date of purchase. Within 30 days following any Change of Control Triggering Event, we will mail a notice to each holder and each holder of our senior indebtedness containing provisions similar to those set forth in the indenture describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase notes and such other senior Indebtedness on the Change of Control Payment Date specified in the notice. The Change of Control Payment Date will be no earlier than 30 days and no later than 60 days from the date the notice is mailed, pursuant to the procedures required by the indenture and described in such notice.

     On the Change of Control Payment Date, we will, to the extent lawful:

          (1) accept for payment all notes or portions of notes properly tendered pursuant to the Offer to Purchase;

          (2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

          (3) deliver or cause to be delivered to the trustee the notes so accepted together with an Officers' Certificate stating the aggregate principal amount of notes or portions of the notes being purchased by us.

     The paying agent will promptly mail to each holder of notes properly tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to unpurchased portion of the notes surrendered, if any; provided that the new note will be in a principal amount of $1,000 or an integral multiple of $1,000.

     The Change of Control Triggering Event provisions described above will be applicable whether or not any other provisions of the indenture are applicable. We will comply with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations to the extent those laws and regulations are applicable to any Offer to Purchase.

     Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect our capital structure. Certain restrictions on our ability to incur additional Indebtedness are contained in the covenants described under "-- Covenants -- Limitation on Consolidated Indebtedness,"
"-- Covenants -- Limitation on Liens" and "-- Certain Covenants -- Limitation on Sale and Leaseback Transactions". Such restrictions can only be waived with the consent of the holders of a majority in principal amount of the notes then outstanding. Except for the limitations contained in the covenants, however, the indenture will not contain any covenants or provisions that may afford holders of the notes protection in the event of certain highly leveraged transactions.

     Our credit facility limits our access to the cash flow of our Subsidiaries and will, therefore, restrict our ability to purchase any notes. Our Credit Facility also provides that the occurrence of certain change of control events constitutes a default under the Credit Facility. In the event that a Change of Control Triggering Event occurs at a time when our Subsidiaries are prohibited from making distributions to us to purchase notes, we could cause those Subsidiaries to seek the consent of the lenders under the credit facility to allow the distributions or could attempt to refinance the Credit Facility. If we do not obtain a consent or repay such borrowings, we will remain prohibited from purchasing notes. In that case, our failure to purchase tendered notes would constitute an Event of Default under the indenture which would, in turn, constitute a default under the Credit Facility. Future Indebtedness may also contain prohibitions on the occurrence of certain events that would constitute a Change of Control or require such future Indebtedness to be repurchased if a Change of Control occurs. Moreover, the exercise by the holders of their right to require us to repurchase the notes could cause a default under such Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on us. Finally, our ability to pay cash to the holders of notes following the occurrence of a Change of Control Triggering Event may be limited by our then-existing financial resources, including our ability to access the cash flow of our Subsidiaries. See "Risk Factors -- The notes are the obligations of a holding company which has no operations and depends on subsidiaries for cash and its subsidiaries may be limited in their ability to make funds available". There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

     The provision under the indenture relating to our obligation to make an offer to repurchase the notes as a result of a Change of Control Triggering Event may be waived or modified with the written consent of the holders of a majority in principal amount of our senior notes.

     The definition of Change of Control includes a phrase relating to the sale, transfer or other conveyance of "all or substantially all" of our assets on a consolidated basis. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase the notes as a result of a sale, transfer or other conveyance of less than all of our assets to another Person or group may be uncertain.

ASSET DISPOSITION

     We and our respective Restricted Subsidiaries will not consummate an Asset Disposition unless:

          (1) we (or the Restricted Subsidiary, as the case may be) receive consideration at the time of such Asset Disposition at least equal to the Fair Market Value of the assets issued or sold or otherwise disposed of; and

          (2) at least 75% of the consideration received in such Asset Disposition by us or such Restricted Subsidiary is in the form of cash or readily marketable cash equivalents, the assumption of Indebtedness of ours or any Restricted Subsidiary or assets of a Telecommunications Business.

     Within the applicable time period specified below, we or the Restricted Subsidiary may apply Net Available Proceeds from an Asset Disposition to:

          (1) invest in assets of a Telecommunications Business or in a Person engaged in a Telecommunications Business; or

          (2) permanently repay any of our Indebtedness or any Indebtedness of a Restricted Subsidiary.

     Any Net Available Proceeds from Asset Dispositions that are not applied or invested in accordance with the preceding paragraph within 365 days from the date of such Asset Disposition, or within 18 months of such Asset Disposition if we or a Restricted Subsidiary has entered into a binding agreement to invest in such assets or Person, will be deemed to constitute Excess Proceeds. When the aggregate amount of Excess Proceeds exceeds $10 million (taking into account income earned on such Excess Proceeds), we will be required to make an Offer to Purchase to all holders of notes and all holders of our other senior Indebtedness containing provisions similar to those set forth in the indenture, on a pro rata basis according to principal amount, to purchase the maximum principal amount of notes and our other senior Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Offer to Purchase will be payable in cash and will be 100% of the principal amount of the Senior Notes, plus accrued and unpaid interest to the date of purchase. In the case of any other senior Indebtedness, the offer price will be 100% of the principal amount of the Indebtedness plus accrued and unpaid interest thereon, if any, to the date of purchase. If the aggregate principal amount of notes and our other senior Indebtedness surrendered for purchase by holders exceeds the amount of Excess Proceeds, then the notes and our other senior Indebtedness will be purchased pro rata according to the outstanding principal amount of such notes and our other senior Indebtedness with such adjustments as may be deemed appropriate by us so that only notes in denominations of $1,000 or integral multiples thereof shall be purchased. To the extent that any portion of the amount of Net Available Proceeds remains after compliance with the preceding sentence and provided that all holders of notes and other senior Indebtedness have been given the opportunity to tender their notes or other senior Indebtedness for purchase pursuant to the Offer to Purchase, we or the Restricted Subsidiary may use the remaining amount at their own discretion.

COVENANTS

LIMITATION ON CONSOLIDATED INDEBTEDNESS

     We and our respective Restricted Subsidiaries will not, incur any Indebtedness unless our Indebtedness to EBITDA Ratio, after giving pro forma effect thereto, is less than

                       FOR THE PERIOD                             RATIO
                       --------------                         -------------
Prior to December 31, 2005..................................  8.0 to 1; and
Thereafter..................................................     7 to 1

     Furthermore, the first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness:

          (1) Indebtedness of ours or any of our Restricted Subsidiaries, as the case may be, that is outstanding or committed at the time of the issuance of the notes;

          (2) Indebtedness of ours or any of our Restricted Subsidiaries, as the case may be, that is incurred under our Credit Facility;

          (3) Telecommunications Indebtedness;

          (4) the incurrence by us or any of our Restricted Subsidiaries of Acquired Indebtedness in connection with the acquisition of assets or a new Subsidiary and the incurrence by our Restricted Subsidiaries of Indebtedness as a result of the designation of an Unrestricted Subsidiary as a Restricted Subsidiary; provided that, in the case of any such incurrence of Acquired Indebtedness, such Acquired Indebtedness was incurred by the prior owner of such assets or such Restricted Subsidiary prior to such acquisition by us or one of our Restricted Subsidiaries and was not incurred in connection with, or in contemplation of, the acquisition by us or one of our Restricted Subsidiaries; and provided further that, in the case of any incurrence pursuant to this clause (4), as a result of such acquisition by us or one of our Restricted Subsidiaries, we and our respective Restricted Subsidiaries would be permitted to incur an additional $1.00 of Indebtedness pursuant to the first paragraph of this covenant, as applicable;

          (5) the incurrence by us or any of our Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in our business or the business of such Restricted Subsidiary, in an aggregate principal amount, including all Indebtedness incurred to refund, refinance or replace any other Indebtedness incurred pursuant to this clause (5), not to exceed $25 million at any one time outstanding;

          (6) Indebtedness of ours or any of our Restricted Subsidiaries owing to us or any of our Restricted Subsidiaries;

          (7) Indebtedness of ours or any of our Restricted Subsidiaries to renew, extend, refinance or refund any Indebtedness of ours or any of our Restricted Subsidiaries outstanding or committed on the date of renewal, extension, refinancing or refunding other than Indebtedness incurred pursuant to clause (2) or (6); provided, however, that such Indebtedness does not exceed the principal amount of outstanding or committed Indebtedness so renewed, extended, refinanced or refunded plus financing fees and other expenses (including make-whole or other repurchase payments or premiums) associated therewith; provided, further, that

             (a) such renewing, extending, refinancing or refunding Indebtedness has a final maturity date the same as or later than the final maturity date of the Indebtedness being renewed, extended, refinanced or refunded;

             (b) in the case of any refinancing or refunding of Indebtedness pari passu to the notes, the refinancing or refunding Indebtedness is made pari passu or subordinated to the notes and, in the case of any refinancing or refunding of Indebtedness subordinated to the notes, the refinancing or refunding Indebtedness is made subordinate to the notes to substantially the same extent as the Indebtedness refinanced or refunded; and

             (c) such renewing, extending, refinancing or refunding Indebtedness shall have an average life equal to or longer than the life of the Indebtedness being renewed, extended, refinanced or refunded;

          (8) any Guarantee by any Restricted Subsidiary of any Indebtedness incurred under the Credit Facility in compliance with this paragraph;

          (9) Indebtedness of ours or any of our Restricted Subsidiaries under (or constituting reimbursement obligations with respect to) letters of credit, performance or surety bonds or similar instruments issued in the ordinary course of a Telecommunications Business, including letters of credit in respect of workers' compensation claims or self-insurance, provided, however, that upon the drawing of any such letter of credit or other instrument, such obligations are reimbursed within 90 days following such drawing;

          (10) Indebtedness arising from agreements providing for indemnification, purchase price adjustments or similar obligations, or from guarantees of letters of credit, surety bonds or performance bonds securing any obligation of ours or any of our Restricted Subsidiaries pursuant to such agreements, in any case incurred in connection with the disposition of any business, assets or Restricted Subsidiary of ours (other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary of ours for the purpose of financing such acquisition), in an amount not to exceed the gross proceeds actually received by us or any Restricted Subsidiary in connection with such disposition;

          (11) Indebtedness incurred by us or any of our Restricted Subsidiaries under Interest Rate Agreements or Currency Protection Agreements to hedge permitted Indebtedness;

          (12) Indebtedness of Omnipoint, Aerial or any of their respective Subsidiaries that is outstanding or committed at November 9, 1999;

          (13) Indebtedness under the notes;

          (14) Indebtedness due and owing to governmental entities in connection with telecommunications license fees or indebtedness incurred to finance the payment of deposits with and licensing fees to the FCC in connection with FCC license auctions;

          (15) Indebtedness of ours or any of our Restricted Subsidiaries, other than Indebtedness permitted pursuant to clauses (1) through (14) above, which, together with any other outstanding Indebtedness incurred pursuant to this clause (15), does not exceed $50 million at any time outstanding or committed.

     Notwithstanding the foregoing, the maximum amount of Indebtedness that we or any of our Restricted Subsidiaries may incur shall not be deemed to be exceeded due solely to the result of fluctuations in the exchange rates of currencies.

     For purposes of determining any particular amount of Indebtedness under the foregoing clauses, (1) Guarantees, Liens or obligations with respect to letters of credit supporting Indebtedness otherwise included in the determination of such particular amount shall not be included and (2) any Liens granted pursuant to the equal and ratable provisions described below shall not be treated as Indebtedness. For purposes of determining compliance with the Indebtedness incurrence restriction, in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described in the above clauses, we may be, in its respective sole discretion shall classify such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of such clauses.

LIMITATION ON RESTRICTED PAYMENTS

     We and our Restricted Subsidiaries will not make any Restricted Payment unless after giving effect to that Restricted Payment:

          (1) no Event of Default or event which with notice or lapse of time or both would become an Event of Default has occurred or is continuing;

          (2) we would be permitted to incur an additional $1.00 of Indebtedness pursuant to the first paragraph of the covenant described under "-- Limitation on Consolidated Indebtedness"; and

          (3) the total of all Restricted Payments made on or after the date of the indenture is less than or equal to the sum of:

             (a) Cumulative EBITDA less 1.6 times Cumulative Interest Expense;

             (b) 100% of the aggregate Net Cash Proceeds received by us since the date of the indentures from the issue or sale of our Equity Interests or of our debt securities that have been converted into such Capital Stock (other than to a Restricted Subsidiary);

             (c) an amount equal to the net reduction in Investments made by us or our Restricted Subsidiary subsequent to the date of the indenture in any Person resulting from:

                (A) payments of interest on debt, dividends, repayment of loans or advances, or other transfers or distributions of property, in each case to an Issuer or any Restricted Subsidiary from any Person;

                (B) to the extent that any Investment is sold for cash or otherwise liquidated or repaid for cash, the after-tax cash return of capital with respect to such Investment (less the cost of disposition, if any); and

                (C) the redesignation of any Unrestricted Subsidiary as a Restricted Subsidiary, in which case such aggregate amount of the net reduction in Investments will not exceed the amount of such Investments previously made by us and our respective Restricted Subsidiaries in such Person or Unrestricted Subsidiary, as the case may be, which were treated as Restricted Payments; and

             (d) $50 million.

     So long as no Event of Default or event which with notice or lapse of time or both would become an Event of Default has occurred and is continuing (other than in the case of clause (2) below), the preceding provisions will not prohibit:

          (1) the payment of any dividend within 60 days after declaration thereof if at the declaration date such payment would have complied with the foregoing provision;

          (2) the redemption, repurchase or other acquisition or retirement for value of any of our Indebtedness subordinated to the notes in exchange for or out of the proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary) of our Equity Interests, or from the incurrence of Indebtedness pursuant to a refinancing permitted under the provision of the indenture described under clause (7) of "-- Limitation on Consolidated Indebtedness";

          (3) the repurchase, redemption or other acquisition or retirement for value of our Equity in exchange for or out of the proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary) of our Equity Interests (other than Disqualified Stock);

          (4) the repurchase, redemption or other acquisition of our Equity Interests held by any of our or our subsidiaries' present or former employees, officers or directors; provided that the aggregate price paid for all such repurchased, redeemed or otherwise acquired Equity Interests shall not exceed $2.0 million in any fiscal year;

          (5) the repurchase, redemption or other acquisition or retirement for value of our Equity Interests to the extent necessary in the good faith judgment of the Board of Directors evidenced by a Board Resolution delivered to the trustee to prevent the loss or secure the renewal or reinstatement of any material license or franchise held by us or any Restricted Subsidiary from any government agency;

          (6) the repurchase of Indebtedness subordinated to the notes at a purchase price not greater than 101% of the principal amount thereof (plus accrued and unpaid interest) pursuant to a mandatory offer to repurchase made after a Change of Control Triggering Event, provided that we first make an Offer to Purchase the notes (and repurchase all tendered notes) under the indenture pursuant to the provisions of the indenture described under "-- Repurchases at the Option of Holders -- Change of Control";

          (7) Permitted Investments; and

          (8) payments or distributions to dissenting stockholders pursuant to applicable law in connection with a consolidation, merger or transfer of assets that complies with the provisions of the indenture applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of an Issuer.

LIMITATIONS CONCERNING DISTRIBUTIONS AND TRANSFERS BY RESTRICTED SUBSIDIARIES

     We and our Restricted Subsidiaries will not create or otherwise cause or suffer to exist or become effective any consensual restriction or prohibition on the ability of any Restricted Subsidiary to:

          (1) pay dividends on, or make other distributions in respect of, its Capital Stock, or any other ownership interest or participation in, or measured by, its profits, to us or any of our Restricted Subsidiaries or pay any Indebtedness or other obligation owed to us or any Restricted Subsidiary;

          (2) make any loans or advances to us or any of our Restricted Subsidiaries; or

          (3) transfer any of its property or assets to us or any of our Restricted Subsidiaries.

     However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

          (1) any agreement in effect on the date of the indenture;

          (2) an agreement relating to any Indebtedness of such Restricted Subsidiary which was outstanding or committed prior to the date on which such Restricted Subsidiary was acquired by us other than in anticipation of becoming a Restricted Subsidiary;

          (3) an agreement described in (1), (2) or (4) of this paragraph effecting a renewal, extension, refinancing or refunding of any existing agreement, provided, however, that the provisions contained in such renewal, extension, refinancing or refunding agreement relating to such encumbrance or restriction are no more restrictive in any material respect than the provisions contained in the agreement the subject thereof;

          (4) an agreement entered into after the date of the indenture relating to any Indebtedness the incurrence of which is permitted under the indenture, provided, however, that the provisions contained in such agreement relating to such encumbrance or restriction are either no more restrictive in any material respect than those contained in the indenture or no more restrictive in any material respect than those contained in the credit facility;

          (5) an agreement by which we or any of our Restricted Subsidiaries obtain financing, provided that (A) such restriction is not materially more restrictive than customary provisions in comparable financing agreements and (B) our management determines that at the time such agreement is entered into such restriction will not materially impair our ability to make payments on the notes, such determination to be confirmed by an Officers' Certificate delivered to the trustee;

          (6) applicable law;

          (7) customary provisions restricting subletting or assignment of property subject to any lease governing any leasehold interest of any of our Restricted Subsidiaries;

          (8) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the type referred to in clause (3) of the preceding paragraph;

          (9) restrictions of the type referred to in clause (3) of the preceding paragraph contained in security agreements securing Indebtedness of ours or a Restricted Subsidiary of ours to the extent that such Liens were otherwise incurred in accordance with the covenant described under "-- Limitation on Liens" and restrict the transfer of the collateral subject to such agreements without restricting the transfer of other property; or

          (10) an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, a Restricted Subsidiary of ours.

     Nothing contained in the foregoing clauses shall prevent us or any of our Restricted Subsidiaries from (1) creating, incurring, assuming or suffering to exist any Liens otherwise permitted under the indenture or (2) restricting the sale or other disposition of property or assets of ours or any of our Restricted Subsidiaries that secure Indebtedness of ours or any of our Restricted Subsidiaries.

LIMITATION ON ISSUANCES AND SALES OF CAPITAL STOCK OF RESTRICTED SUBSIDIARIES

     We and our Restricted Subsidiaries will not, transfer, convey, sell, lease or otherwise dispose of any Capital Stock of such Restricted Subsidiary or any other Restricted Subsidiary to any Person other than us or a Restricted Subsidiary; and will not permit any Restricted Subsidiary to issue shares of its Capital Stock or securities convertible into, or warrants, rights or options, to subscribe for or purchase shares of, its Capital Stock to any Person other than us or a Restricted Subsidiary, unless, in each such case:

          (1) immediately after giving effect to such issuance or sale, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such Person remaining after giving effect to such issuance or sale would have been permitted to be made under the provision of the indenture described under "-- Limitation on Restricted Payments"; or

          (2) if such sale or disposition is effected in accordance with the terms of the provision of the indenture described under "-- Repurchase at the Option of Holders -- Asset Dispositions".

     The foregoing shall not prohibit the issuance of Capital Stock of our Restricted Subsidiary pursuant to an employee stock option plan approved by the Boards of Directors of the Restricted Subsidiary and us.

LIMITATIONS ON TRANSACTIONS WITH AFFILIATES AND RELATED PERSONS

     We and our Restricted Subsidiaries will not enter into any transaction involving aggregate consideration in excess of $5 million, including, without limitation, any purchase, sale, lease or exchange of property or the rendering of any service, with or to any Affiliate or Related Person (other than a Restricted Subsidiary) (each of the foregoing, an "Affiliate Transaction"), unless our management determines (which determination will be evidenced by an Officers' Certificate) that:

          (1) such transaction is in the best interests of us or such Restricted Subsidiary; and

          (2) such transaction is on terms that are no less favorable to us or a Restricted Subsidiary than those which might be obtained in arm's length transactions with a third party at the time.

     In the event that any transaction contemplated by the preceding paragraph involves aggregate consideration in excess of $10 million, a determination by a majority of the disinterested members of our Board of Directors (which determination shall be evidenced by a Board Resolution) will be required with respect to clause (1) and (2) above.

     Notwithstanding the foregoing, the following items will not be deemed to be Affiliate Transactions:

          (1) transactions between or among us and/or our Restricted Subsidiaries (other than a Restricted Subsidiary in which an Affiliate or Related Person of ours, other than a Wholly Owned Restricted Subsidiary, owns any Capital Stock or any option, warrant or other right to purchase Capital Stock);

          (2) customary payment of compensation to employees, officers or consultants in the ordinary course of business and payment of reasonable directors' fees and customary indemnification and insurance arrangements in favor of directors, regardless of affiliation with us;

          (3) Restricted Payments that are permitted by the provision of the indenture described above under the caption "-- Limitation on Restricted Payments";

          (4) payments and other transactions required under or contemplated by any agreement in effect on the date of the indenture and disclosed in our Form 10/A filed with the SEC on April 13, 1999, our Form 10-Q for the quarter ended June 30, 1999, our current reports on Form 8-K filed prior to October 15, 1999 (or not required to be disclosed therein pursuant to the rules and regulations of the Commission) and Aerial's Form 10-K for the fiscal year ended December 31, 1998 and Forms 10-Q and 8-K filed during calendar year 1999 prior to November 4, 1999 (or not required to be disclosed therein pursuant to the rules and regulations of the Commission), or any agreement in effect at the time that an entity becomes a Restricted Subsidiary or is merged into us (and was not entered into in anticipation of such acquisition), or any amendment thereto or replacement of such agreement so long as any such amendment or replacement is not disadvantageous to the holders in any material respect; and

          (5) loans or advances to officers or employees of ours or our Restricted Subsidiaries to pay business related travel expenses or reasonable relocation costs of such officers or employees in connection with their employment by us or any of our Restricted Subsidiaries.

LIMITATION ON LIENS

     We and our Restricted Subsidiaries will not incur or suffer to exist any Lien on or with respect to any property or assets now owned or hereafter acquired to secure any Indebtedness without making, or causing such Restricted Subsidiary to make, effective provision for securing the notes:

          (1) equally and ratably with such Indebtedness as to such property for so long as such Indebtedness will be so secured; or

          (2) in the event such Indebtedness is Indebtedness which is subordinate in right of payment to the notes, prior to such Indebtedness as to such property for so long as such Indebtedness will be so secured.

     The foregoing restrictions will not apply to the following Permitted Liens:

          (1) Liens existing in respect of any Indebtedness that exists on the date of the indenture or is outstanding or permitted under our Credit Facility;

          (2) Liens in favor of us or a Wholly Owned Restricted Subsidiary of ours on the assets or Capital Stock of another Wholly Owned Restricted Subsidiary of ours;

          (3) Liens to secure Indebtedness outstanding or committed for the purpose of financing all or any part of the purchase price or the cost of construction or improvement of the equipment or other property subject to such Liens; provided, however, that:

             (a) the principal amount of any Indebtedness secured by such a Lien does not exceed 100% of such purchase price or cost;

             (b) such Lien does not extend to or cover any other property other than such item of property or any improvements on such item; and

             (c) the incurrence of such Indebtedness is otherwise permitted by the indenture;

          (4) Liens on property existing immediately prior to the time of acquisition thereof (and not incurred in anticipation of the financing of such acquisition);

          (5) Liens to secure Indebtedness to extend, renew, refinance or refund (or successive extensions, renewals, refinancings or refundings), in whole or in part, Indebtedness secured by any Lien referred to in the foregoing clauses (1), (3) and (4) so long as such Lien does not extend to any other property and the principal amount of Indebtedness so secured is not increased except as otherwise permitted under the provision of the indenture described under clause (2) or (7) of "-- Limitation on Consolidated Indebtedness";

          (6) Liens securing any Indebtedness of any of the Restricted Subsidiaries of ours that was permitted by the terms of the indenture to be incurred;

          (7) Liens on any Capital Stock of any Unrestricted Subsidiary of ours securing Indebtedness of such Subsidiary that is Non-Recourse Indebtedness;

          (8) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business (other than obligations for the payment of money);

          (9) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted; provided that any reserve or other appropriate provision as shall be required in conformity with generally accepted accounting principles shall have been made therefor;

          (10) Carriers', warehousemen's, mechanics', landlords', materialmen's, repairmen's or other like Liens arising in the ordinary course of business in respect of obligations that are not yet due, are bonded or are being contested in good faith by appropriate proceedings if adequate reserves with respect thereto are maintained on our books or our Restricted Subsidiary, as the case may be, in conformity with generally accepted accounting principles; and

          (11) Liens securing Interest Rate Agreements entered into in the ordinary course of business on any property also securing the permitted Indebtedness to which such Interest Rate Agreements relate.

LIMITATION ON SALE AND LEASEBACK TRANSACTIONS

     We and our Restricted Subsidiaries will not enter into any Sale and Leaseback Transaction with respect to any property of ours or any of our Restricted Subsidiaries (other than a Sale and Leaseback Transaction between us or a Restricted Subsidiary or any of them).

     The preceding covenant will not prohibit us or any of our Restricted Subsidiaries from entering into a Sale and Leaseback Transaction if:

          (1) we and our respective Restricted Subsidiaries would be entitled to create or incur a Lien to secure Indebtedness pursuant to the provision in the indenture described under "-- Limitation on Liens" equal in amount to the Attributable Value of the Sale and Leaseback Transaction without equally and ratably securing the notes; and

          (2) the Sale and Leaseback Transaction is treated as an Asset Disposition and the provision in the indenture described under "-- Repurchase at the Option of Holders -- Asset Disposition" is satisfied with respect to such Sale and Leaseback Transaction.

PROVISION OF FINANCIAL INFORMATION

     Whether or not required by the SEC, so long as any notes are outstanding, we will file with the Commission the annual reports, quarterly reports and other documents which we would have been required to file with the Commission pursuant to such Section 13(a) or 15(d) or any successor provision thereto if we were so required, such documents to be filed with the Commission on or prior to the respective dates (the "Required Filing Dates") by which we would have been required so to file such documents if we were so required.

     In addition, whether or not required by the SEC, so long as any notes are outstanding, we will furnish to the holders of notes and the trustee within 15 days of each Required Filing Date copies of the annual reports, quarterly reports and other documents which we file with the Commission pursuant to such
Section 13(a) or 15(d) or any successor provision thereto or would have been required to file with the Commission pursuant to such Section 13(a) or 15(d) or any successor provisions thereto if we were required to be subject to such Sections. If filing such documents by us, with the Commission is not permitted under the Securities Exchange Act of 1934, we will promptly upon written request supply copies of such documents to any prospective holder.

CONSOLIDATION, MERGER, CONVEYANCE, TRANSFER OR LEASE

     We will not consolidate with or merge into any Person or permit any other Person to consolidate with or merge into us, or transfer, sell, convey or lease or otherwise dispose of all or substantially all of our assets to, any Person unless:

          (1) (a) we are the surviving entity or (b) if we are not the surviving entity then the successor or transferee is a corporation organized under the laws of the United States, any state thereof or the District of Columbia and assumes all our obligations under the notes and the indenture,

          (2) after giving effect to such transaction, no Event of Default or event which with notice or lapse of time would become an Event of Default has occurred,

          (3) (a) immediately after giving effect to such transaction, we would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the provision of the indenture described in the first paragraph under "-- Limitation on Consolidated Indebtedness" or (b) after giving effect to such transaction the Indebtedness to EBITDA Ratio is not higher than the Indebtedness to EBITDA Ratio prior to giving effect to such transaction; and

          (4) an Officers' Certificate and an Opinion of Counsel covering such conditions shall be delivered to the trustee.

EVENTS OF DEFAULT AND REMEDIES

     Each of the following constitutes an Event of Default under the indenture:

          (1) failure to pay the principal of the notes when due and payable;

          (2) failure for 30 days to pay the interest, if any, on the notes when due and payable;

          (3) failure to perform or comply with the provisions of the indenture described under "-- Consolidation, Merger, Conveyance, Transfer or Lease";

          (4) failure to perform any other covenant or agreement of ours under the indenture continued for 30 days after written notice to us by the trustee or holders of at least 25% in aggregate principal amount of outstanding notes;

          (5) default by us or any of our respective Restricted Subsidiaries under the terms of any instrument evidencing or securing Indebtedness having an outstanding principal amount in excess of $25 million in the aggregate, which default results in the acceleration of the payment of such Indebtedness or constitutes the failure to pay the principal of such Indebtedness at maturity;

          (6) the rendering of a final judgment or judgments against us or any of our Restricted Subsidiaries in an amount in excess of $25 million which remains undischarged or unstayed for a period of 60 days after the date on which the right of appeal has expired; and

          (7) certain events of bankruptcy, insolvency or reorganization described in the indenture affecting either us or a Restricted Subsidiary.

     If an Event of Default, other than an event described under (7) above, occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the notes of either series by notice as provided in the indenture may declare the principal amount of the notes of such series to be due and payable immediately; provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding Notes of such series may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal of the Notes, have been cured or waived as provided in the indenture. If an Event of Default described under (7) above shall occur, the Notes will become immediately due and payable without any declaration or other act on the part of the trustee or any holder.

     No holder of any Note will have any right to institute any proceeding with respect to the indenture or for any remedy thereunder, unless such holder has previously given to the trustee written notice of an Event of Default and unless the holders of at least 25% in aggregate principal amount of the outstanding Notes have made written request to the trustee and the trustee has not received from the holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with such request and has failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a holder of a Note for enforcement of payment of the principal of and premium, if any, or interest on such Note on or after the respective due dates expressed in such note. The holders of a majority in aggregate principal amount of the notes outstanding may waive any existing Default except a Default in the payment of interest or principal (including premium) on the notes.

FORM, DENOMINATION, TRANSFER, EXCHANGE AND BOOK-ENTRY PROCEDURES

     The notes will be issued in fully registered form, without interest coupons, in denominations of $1,000 and any integral multiple thereof. No service charge will be made for any transfer or exchange of notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

CERTAIN DEFINITIONS

     "Acquired Indebtedness" means, with respect to any specified Person:

          (1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person; and

          (2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

     "Adjusted Treasury Rate" will be determined on the third business day preceding any applicable redemption date and is the sum of:

          (1) the arithmetic mean of the yields under the heading "Week Ending" published in the Statistical Release most recently published prior to the date of determination under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the redemption date, of the principal being redeemed; and

          (2) 0.50%;

provided, however, that if no maturity set forth under such heading exactly corresponds to the maturity of such principal, yields for the two published maturities most closely corresponding to the maturity of such principal will be calculated as provided immediately above, and the Adjusted Treasury Rate will be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of the relevant periods to the nearest month.

     "Affiliate" of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly; whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

     "Asset Disposition" by any Person means any transfer, conveyance, sale, lease or other disposition by such Person or any of its Restricted Subsidiaries (including a consolidation or merger or other sale of any such Restricted Subsidiary with, into or to another Person in a transaction in which such Restricted Subsidiary ceases to be a Restricted Subsidiary, but excluding a disposition by a Subsidiary of such Person to such Person or a Wholly Owned Restricted Subsidiary of such Person or by such Person to a Wholly Owned Restricted Subsidiary of such Person) of:

          (1) shares of Capital Stock (other than directors' qualifying shares) or other ownership interests of a Subsidiary of such Person;

          (2) substantially all of the assets of such Person or any of its Subsidiaries representing a division or line of business; or

          (3) other assets or rights of such Person or any of its Subsidiaries.

     Notwithstanding the preceding, the following items shall not be deemed to be Asset Dispositions:

          (1) any single transaction or series of related transactions that (a) involves assets having a Fair Market Value of less than $15 million; or (b) results in net proceeds to us or any of our respective Restricted Subsidiaries of less than $15 million;

          (2) a Restricted Payment that is permitted by the covenant described above under the caption "-- Certain Covenants -- Limitation on Restricted Payments";

          (3) sales or other dispositions of inventory in the ordinary course of business and of receivables;

          (4) substantially simultaneous exchanges by us or any of our Restricted Subsidiaries of Telecommunications Assets for other Telecommunications Assets, provided that the Telecommunications Assets received by us or our Restricted Subsidiary have at least substantially equal or greater value to us or our Restricted Subsidiary (as determined by the Board of Directors whose good faith determination shall be conclusive and evidenced by a Board Resolution);

          (5) any sale or other disposition of any or all the Capital Stock of an Unrestricted Subsidiary; or

          (6) any sale or other disposition of Temporary Cash Investments.

Additionally, the contribution of Telecommunications Assets to an Unrestricted Subsidiary whereby we or our Restricted Subsidiary receives Capital Stock of an Unrestricted Subsidiary shall be deemed a Restricted Payment only and shall not be deemed an Asset Disposition.

     "Attributable Value" means, as to any particular lease under which any Person is at the time liable other than a Capital Lease Obligation, and at any date as of which the amount thereof is to be determined, the total net amount of rent required to be paid by such Person under such lease during the initial term thereof as determined in accordance with generally accepted account principles, discounted from the last date of such initial term to the date of determination at a rate per annum equal to the discount rate which would be applicable to a Capital Lease Obligation with like term in accordance with generally accepted accounting principles. The net amount of rent required to be paid under any such lease for any such period shall be the aggregate amount of rent payable by the lessee with respect to such period after excluding amounts required to be paid on account of insurance, taxes, assessments, utility, operating and labor costs and similar charges. In the case of any lease which is terminable by the lessee upon the payment of penalty, such net amount shall also include the lesser of the amount of such penalty (in which case no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated) or the rent which would otherwise be required to be paid if such lease is not so terminated. "Attributable Value" means, as to a Capital Lease Obligation, the principal amount thereof.

     "Board Resolution" means a copy of a resolution certified by the Secretary or an Assistant Secretary of ours or one of our Subsidiaries, as the case may be, to have been duly adopted by the Board of Directors, to be in full force and effect on the date of such certification and delivered to the trustee.

     "Business Day" means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York City, the State of Washington or the State of California are authorized or obligated by law or executive order to close.

     "Capital Lease Obligation" of any Person means the obligation to pay rent or other payment amounts under a lease of (or other Indebtedness arrangements conveying the right to use) real or personal property of such Person which is required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of such Person in accordance with generally accepted accounting principles (a "Capital Lease"). The stated maturity of such obligation shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty. The principal amount of such obligation shall be the capitalized amount thereof that would appear on the face of a balance sheet of such Person in accordance with generally accepted accounting principles.

     "Capital Stock" means:

          (1) in the case of a corporation, corporate stock;

          (2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

          (3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

          (4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

     "Change of Control" means

          (1) directly or indirectly a sale, transfer or other conveyance of all or substantially all our assets on a consolidated basis, to any "person" or "group" (as such terms are used for purposes of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), whether or not applicable), excluding transfers or conveyances to or among us or our Wholly Owned Restricted Subsidiaries, as an entirety or substantially as an entirety in one transaction or series of related transactions, in each case with the effect that any Person or group of Persons that, as of the date of the indenture, are not Initial Investors or Affiliates of the Initial Investors own more than 50% of the total Voting Power entitled to vote in the election of directors, managers or trustees of the transferee entity immediately after such transaction;

          (2) the adoption of a plan relating to our liquidation or dissolution;

          (3) any "person" or "group" (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act, whether or not applicable), other than the Initial Investors (or any Person or group of Persons that, at the date of the indenture, are Affiliates of the Initial Investors), is or becomes the "beneficial owner" (as that term is used in Rules 13d-3 and 13d-5 under the Exchange Act, whether or not applicable, except that a Person shall be deemed to have "beneficial ownership" of all shares that any such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of our total Voting Power; or

          (4) during any period of 24 consecutive months, individuals who at the beginning of such period constituted our Board of Directors (together with any new directors whose election by such Board or whose nomination for election by the stockholders of the applicable Issuer was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved), cease for any reason to constitute a majority of our Board of Directors then in office.

     "Consolidated Income Tax Expense" of any Person means for any period the provision for income taxes of such Person and its Consolidated Restricted Subsidiaries for such period.

     "Consolidated Indebtedness" of any Person means at any date the Indebtedness of such Person and its Consolidated Restricted Subsidiaries at such date.

     "Consolidated Interest Expense" of any Person means for any period the interest expense included in an income statement (taking into account the effect of any Interest Rate Agreements but without deduction of interest income) of such Person and its Consolidated Restricted Subsidiaries for such period, including without limitation or duplication (or, to the extent not so included, with the addition of):

          (1) the portion of any rental obligation in respect of any Capital Lease Obligation allocable to interest expense in accordance with generally accepted accounting principles;

          (2) the amortization of Indebtedness discounts;

          (3) any payments or fees with respect to letters of credit, bankers acceptances or similar facilities;

          (4) fees with respect to Interest Rate Agreements;

          (5) the portion of any rental obligations in respect of any Sale and Leaseback Transaction allocable to interest expense (determined as if such were treated as a Capital Lease Obligation); and

          (6) Preferred Stock dividends declared and payable in cash.

     "Consolidated Net Income" of any Person means for any period the net income (or loss) of such Person for such period determined on a consolidated basis in accordance with generally accepted accounting principles; provided that there shall be excluded therefrom (to the extent included and without duplication):

          (1) the net income (or loss) of any Person acquired by such Person or a Restricted Subsidiary of such Person after the date of the indenture in a pooling-of interests transaction for any period prior to the date of such transaction;

          (2) the net income (or loss) of any Person that is not a Consolidated Restricted Subsidiary of such Person except to the extent of the amount of dividends or other distributions actually paid to such Person by such other Person during such period;

          (3) gains or losses from sales of assets other than sales of assets acquired and held for resale in the ordinary course of business; and

          (4) all extraordinary gains and extraordinary losses.

     "Consolidated Restricted Subsidiary" of any Person means all other Persons that would be accounted for as consolidated Persons in such Person's financial statements in accordance with generally accepted accounting principles other than Unrestricted Subsidiaries.

     "Cumulative EBITDA" means our EBITDA and our Consolidated Restricted Subsidiaries' EBITDA for the period beginning on January 1, 2001 through and including the end of the last fiscal quarter preceding the date of any proposed Restricted Payment.

     "Cumulative Interest Expense" means the total amount of Consolidated Interest Expense of ours and our respective Consolidated Restricted Subsidiaries for the period beginning on January 1, 2001 through and including the end of the last fiscal quarter preceding the date of any proposed Restricted Payment.

     "Currency Protection Agreements" means any currency swap, cap, collar, floor, caption or swaption agreements, or any similar arrangements designed to hedge against a risk in the fluctuation of the exchange rate of a currency in which a payment to be made or received by either Issuer or any of its Restricted Subsidiaries is denominated, arising at any time between us or any of our Restricted Subsidiaries, on the one hand, and any Person (other than an Affiliate of ours or any of our Restricted Subsidiaries), on the other hand, as such agreement or arrangement may be modified, supplemented and in effect from time to time.

     "Disqualified Stock" of any person means any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible of for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of such Person, any Restricted Subsidiary of such Person or the holder thereof, in whole or in part, on or prior to the final Stated Maturity of the notes; provided, however, that any Preferred Stock which would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require us to repurchase or redeem such Preferred Stock upon the occurrence of a change of control occurring prior to the final Stated Maturity of the notes shall not constitute Disqualified Stock if the change of control provisions applicable to such Preferred Stock specifically provide that we will not repurchase or redeem any such stock pursuant to such provisions prior to our repurchase of such notes as are required to be repurchased pursuant to the covenant described under "-- Change of Control".

     "EBITDA" of any Person means for any period the Consolidated Net Income for such period increased by the sum of:

          (1) Consolidated Interest Expense of such Person for such period, plus

          (2) Consolidated Income Tax Expense of such Person for such period, plus

          (3) the consolidated depreciation and amortization expense included in the income statement of such Person and its Consolidated Restricted Subsidiaries, for such period, plus

          (4) all other non-cash charges and expenses that were deducted in determining Consolidated Net Income for such period,

minus all non-cash revenues and gains to the extent included in Consolidated Net Income for such period.

     "Eligible Institution" means a commercial banking institution that has combined capital and surplus of not less than $500 million or its equivalent in foreign currency, whose debt is rated "A-3" or higher, "A-" or higher or "A-" or higher according to Moody's Investors Service, Inc., Standard & Poor's Ratings Group or Duff & Phelps Credit Rating Co. (or such similar equivalent rating by at least one "nationally recognized statistical rating organization" (as defined in Rule 436 under the Securities Act) respectively, at the time as of which any investment or rollover therein is made.

     "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

     "Fair Market Value" means, with respect to any assets or Person, the price which could be negotiated in an arm's-length free market transaction, for cash, between a willing seller and a willing buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair Market Value will be determined:

          (1) if such Person or assets has a Fair Market Value of less than $5 million, by our officer and evidenced by an Officers' Certificate, dated within 30 days of the relevant transaction; or

          (2) if such Person or assets has a Fair Market Value in excess of $5 million or more, by a majority of our Board of Directors and evidenced by a Board Resolution, dated within 30 days of the relevant transaction.

     "Government Securities" means direct obligations of, or obligations guaranteed by, the United States of America for the payment of which obligations or guarantee the full faith and credit of the United States is pledged and which have a remaining weighted average life to maturity of not more than one year from the date of Investment therein.

     "Gradation" means a gradation within a Rating Category or a change to another Rating Category, which shall include:

          (1) "+" and "-" in the case of S&P's current Rating Categories (e.g., a decline from BB+ to BB would constitute a decrease of one gradation);

          (2) 1, 2 and 3 in the case of Moody's current Rating Categories (e.g., a decline from Ba1 to Ba2 would constitute a decrease of one gradation); or

          (3) the equivalent in respect of successor Rating Categories of S&P or Moody's or Rating Categories used by Rating Agencies other that S&P or Moody's.

     "Guarantee" by any Person mean any obligation, contingent or otherwise, of such Person guaranteeing any Indebtedness of any other Person (the "primary obligor") in any manner, whether directly or indirectly, and including any obligation of such Person (1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness; (2) to purchase property, securities or services for the purpose of assuring the holder of such Indebtedness of the payment of such Indebtedness; or (3) to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness; provided, however, that the Guarantee by any Person shall not include endorsements by such Person for collection or deposit, in either case, in the ordinary course of business.

     "Holder" means a Person in whose name a note is registered in the Security Register.

     "Indebtedness" means (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent:

          (1) every obligation of such Person for money borrowed;

          (2) every obligation of such Person evidenced by bonds, debentures, notes or similar Instruments;

          (3) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person;

          (4) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business);

          (5) every Capital Lease Obligation of such Person;

          (6) the maximum fixed redemption or repurchase price of Redeemable Stock of such Person at the time of determination;

          (7) every obligation to pay rent or other payment amounts of such Person with respect to any Sale and Leaseback Transaction to which such Person is a party; and

          (8) every obligation of the type referred to in clauses (1) through
     (7) of another Person and all dividends of another Person the payment of which, in either case, such Person has guaranteed or is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise.

     The amount of any Indebtedness outstanding as of any date shall be:

          (1) the accreted value thereof, in the case of any Indebtedness that does not require current payments of interest; and

          (2) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

     "Indebtedness to EBITDA Ratio" of any Person means at any date the ratio of Consolidated Indebtedness outstanding on such date to the product calculated by multiplying the aggregate EBITDA for the first full fiscal quarter immediately preceding such date by four; provided, however, that, in the event such person or any of its Restricted Subsidiaries has acquired a Person during or after such period in a pooling-of-interests transaction, such computation shall be made on a pro forma basis as if the transaction had taken place on the first day of such period.

     "Investment Grade" means a rating of at least BBB-, in the case of S&P, or Baa3, in the case of Moody's.

     "Initial Investors" means the Hutchison Telecommunications PCS (USA) Limited and our shareholders that are affiliated with it, John W. Stanton and shareholders that are affiliated with him and Providence Media Partners.

     "Interest Rate Agreements" means any interest rate swap, cap, collar, floor, caption or swaption agreements, or any similar arrangements designed to hedge the risk of variable interest rate volatility or to reduce interest costs, arising at any time between us or any of our Restricted Subsidiaries, on the one hand, and any Person (other than an Affiliate of ours or any of our Restricted Subsidiaries), on the other hand, as such agreement or arrangement may be modified, supplemented and in effect from time to time.

     "Investment" by any Person means any direct or indirect loan, advance or other extension of credit or capital contribution (by means of transfers of cash or other property to others or payments for property or services for the account or use of others, or otherwise) to, or purchase or acquisition of Capital Stock, bonds, notes, debentures or other securities or evidence of Indebtedness issued by, any other Person, including any payment on a guarantee of any obligation of such other Person, but shall not include trade accounts receivable in the ordinary course of business on credit terms made generally available to the customers of such Person.

     "Lien" means, with respect to any property or assets, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement (other than an easement not materially impairing usefulness or marketability), encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such property or assets (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

     "Moody's" means Moody's Investors Service, Inc. or, if Moody's Investors Service, Inc. shall cease rating debt securities having a maturity at original issuance of at least one year and such ratings business shall have been transferred to a successor Person, such successor Person; provided, however, that if Moody's Investors Service, Inc. ceases rating debt securities having a maturity at original issuance of at least one year and its rating business with respect thereto shall not have been transferred to any successor Person, then "Moody's" shall mean any other nationally recognized rating agency (other than S&P) that rates debt securities having a maturity at original issuance of at least one year and that shall have been designated by us, by a written notice given to the trustee.

     "Net Available Proceeds" means the aggregate amount of cash (including any other consideration that is converted into cash) received by us or any of our Restricted Subsidiaries in respect of an Asset Disposition, less the sum of:

          (1) all fees, commissions and other expenses incurred in connection with such Asset Disposition, including the amount of income taxes required to be paid by us or any of our Restricted Subsidiaries in connection therewith; and

          (2) the aggregate amount of cash so received which is used to retire any existing Indebtedness of us or any of our Restricted Subsidiaries which is required to be repaid in connection therewith.

     "Net Cash Proceeds" from the sale of Equity Interests means the aggregate amount of cash (including any other consideration that is converted into cash) received by us or any of our Restricted Subsidiaries in respect of such sale of Equity Interests, less the sum of:

          (1) all fees, commissions and other expenses incurred in connection with such sale of Equity Interests, including the amount of income taxes required to be paid by us or any of our Restricted Subsidiaries in connection therewith; and

          (2) the aggregate amount of cash so received which is used to retire any existing Indebtedness of ours or any of our Restricted Subsidiaries which is required to be repaid in connection therewith.

     "Non-Recourse Debt" means Indebtedness:

          (1) as to which neither us nor any of our Restricted Subsidiaries:

             (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness);

             (b) is directly or indirectly liable (as a guarantor or otherwise); or

             (c) constitutes the lender;

          (2) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary of ours) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of ours or any of our Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and

          (3) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of ours or any of our Restricted Subsidiaries.

     "Officers' Certificate" means a certificate signed by two officers at least one of whom shall be our Principal Executive Officer, Principal Accounting Officer or Principal Financial Officer and delivered to the trustee.

     "Opinion of Counsel" means a written opinion of counsel, who may be our Counsel, and who shall be reasonably acceptable to the trustee and delivered to the trustee.

     "Permitted Investments" include:

          (1) Investments in us or our Restricted Subsidiaries;

          (2) Investments in a Person such that the Person will become a Restricted Subsidiary after giving effect to the Investment or purchases of additional Equity Interests of a Restricted Subsidiary or of a Person who becomes a Restricted Subsidiary as a result of any such purchase;

          (3) a Temporary Cash Investment;

          (4) stock, obligations or other consideration received in satisfaction of judgments;

          (5) an Investment in any Person to the extent such Investment represents the non-cash portion of the consideration received for an Asset Disposition as permitted by the provision of the indentures described under "-- Asset Dispositions";

          (6) Investments (including acquisitions of other Telecommunications Businesses) not to exceed two times the Net Cash Proceeds from the sale of Equity Interests;

          (7) Investments (including acquisitions of other Telecommunications Businesses) made with Capital Stock;

          (8) Restricted Equity Investments;

          (9) Strategic Investments;

          (10) customary loans or advances made in the ordinary course of business to officers, directors or employees of ours or any of our Restricted Subsidiaries for travel, entertainment and moving and other relocation expenses; and

          (11) any other Investments not to exceed $100 million in the aggregate.

     "Person" means any individual, corporation, partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

     "Preferred Stock" means, with respect to any Person, Capital Stock of such Person of any class or classes (however designated) that ranks prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person.

     "Public Equity Offering" means an underwritten primary public offering of Common Stock pursuant to an effective registration statement under the Securities Act.

     "Rating Agency" means (1) S&P and Moody's or (2) any other rating agencies contemplated by the definitions of "S&P" and "Moody's".

     "Rating Category" means:

          (1) with respect to S&P, any of the following categories (any of which may include a "+" or "-"): AAA, AA, A, BBB, BB, B, CCC, CC, C and D (or equivalent successor categories);

          (2) with respect to Moody's, any of the following categories (any of which may include a "1", "2" or "3"); Aaa, Aa, A, Baa, Ba, B, Caa, Ca, C and D (or equivalent successor categories); and

          (3) the equivalent of any such categories of S&P or Moody's used by another Rating Agency, if applicable.

     "Redeemable Stock" of any Person means any equity security of such Person that by its terms or otherwise is required to be redeemed prior to the final Stated Maturity of the notes or is redeemable at the option of the holder thereof at any time prior to the final Stated Maturity of the notes.

     "Related Person" of any Person means any other Person owning (a) 5% or more of the outstanding Common Stock of such Person or (b) 5% or more of the Voting Power of such Person.

     "Restricted Entity" means, as applied to any Person, any corporation or other entity:

          (1) engaged in the acquisition, ownership, operation and management of assets in the Telecommunications Business;

          (2) over which such Person is responsible (either directly or through a services agreement) for day-to-day operations or otherwise has a technical services or comparable agreement that provides such Person with such rights, duties and obligations as are substantially similar to those rights, duties and obligations of ours under that certain Technical Services Agreement dated July 30, 1996, as amended, with respect to Cook Inlet Western Wireless PV/SS PCS, L.P.;

          (3) of which more than 40% of the outstanding Capital Stock (other than directors' qualifying shares) having ordinary voting power to elect its board of directors, regardless of the existence at the time of a right of the holders of any class or classes of securities of such corporation to exercise such voting power by reason of the happening of any contingency, in the case of a corporation, or more than 40% of the outstanding ownership interests, in the case of an entity other than a corporation, is at the time owned directly or indirectly by such Person, or by one or more Subsidiaries of such Person, or by such Person and by one or more Subsidiaries of such Person; and

          (4) that is formed or the ownership in which is acquired pursuant to an arms' length negotiation between such Person and the Restricted Entity or the other investors in such Restricted Entity that satisfies the requirements of the covenant described under "-- Limitation on Transactions with Affiliates and Related Persons".

     "Restricted Equity Investments" means:

          (1) any payment on account of the purchase, redemption, retirement or acquisition of (a) any shares of Capital Stock or other ownership interests in a Restricted Entity or (b) any option, warrant or other right to acquire shares of Capital Stock or ownership interests of a Restricted Entity; or

          (2) any loan, advance, lease, capital contribution to, or Investment in, or payment of a Guarantee of any obligation of a Restricted Entity.

     "Restricted Payment" means, with respect to any Person:

          (1) any declaration or payment of a dividend or other distribution on any shares of such Person's Capital Stock (other than (a) dividends payable solely in shares of its Capital Stock or options, warrants or other rights to acquire its Capital Stock, (b) any declaration or payment of a dividend or other distribution by a Restricted Subsidiary to such Person or another Restricted Subsidiary or (c) any declaration or payment of a dividend or other distribution by a Restricted Subsidiary to any other shareholder of such Restricted Subsidiary, so long as such Person or its Restricted Subsidiaries receive their pro rata share of such dividends or distributions);

          (2) any payment on account of the purchase, redemption, retirement or acquisition of (a) any shares of Capital Stock of such Person or any Related Person (other than a Restricted Subsidiary) of such Person or (b) any option, warrant or other right to acquire shares of Capital Stock of such Person or any Related Person (other than a Restricted Subsidiary) of such Person, in each case other than pursuant to the cashless exercise of options;

          (3) any Investment other than a Permitted Investment; and

          (4) any redemption, defeasance, repurchase or other acquisition or retirement for value prior to any scheduled maturity, repayment or sinking fund payment, of any Indebtedness of such Person which is subordinate in right of payment to the notes.

     "Restricted Subsidiary" of any Person means any Subsidiary of such Person other than an Unrestricted Subsidiary.

     "Sale and Leaseback Transaction" of any Person means an arrangement with any lender or investor or to which such lender or investor is a party providing for the leasing by such Person of any property or asset of such Person which has been or is being sold or transferred by such Person more than 270 days after the acquisition thereof or the completion of construction or commencement of operation thereof to such lender or investor or to any Person to whom funds have been or are to be advanced by such lender or investor on the security of such property or asset. The stated maturity of such arrangement shall be the date of the last payment of rent or any other amount due under such arrangement prior to the first date on which such arrangement may be terminated by the lessee without payment of a penalty.

     "S&P" means Standard & Poor's Rating Services or, if Standard & Poor's Rating Services shall cease rating debt securities having a maturity at original issuance of at least one year and such ratings business shall have been transferred to a successor Person, such successor Person; provided, however, that if S&P ceases rating debt securities having a maturity at original issuance of at least one year and its rating business with respect thereto shall not have been transferred to any successor Person, then "S&P" shall mean any other national recognized rating agency (other than S&P) that rates debt securities having a maturity at original issuance of at least one year and that shall have been designated by us, by a written notice given to the Trustee.

     "Stated Maturity," when used with respect to any note means the date specified in such note as the date on which the principal of such note is due and payable.

     "Statistical Release" means the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively-traded United States government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any determination under the terms of the Senior Discount Notes, such other reasonably comparable index which will be designated by us.

     "Strategic Equity Infusion" means an equity investment in us made by a Strategic Investor in an aggregate amount of not less than $250 million.

     "Strategic Investment" means an Investment in one or more Persons engaged in a Telecommunications Business, provided that the aggregate amount of all such Investments does not exceed (1) $100 million or (2), provided that after giving effect to such Strategic Investment we would comply with the first paragraph of the covenant described under "-- Certain Covenants -- Limitations on Consolidated Indebtedness", $175 million.

     "Strategic Investor" means a corporation, partnership or other entity engaged in one or more Telecommunications Businesses that has, or 80% or more of the voting stock of which is owned by a Person that has, an equity market capitalization, at the time of its initial Investment in us, in excess of $1 billion.

     "Subsidiary" means, as applied to any Person:

          (1) any corporation of which more than fifty percent (50%) of the outstanding Capital Stock (other than directors' qualifying shares) having ordinary Voting Power to elect its board of directors, regardless of the existence at the time of a right of the holders of any class or classes of securities of such corporation to exercise such Voting Power by reason of the happening of any contingency, or any entity other than a corporation of which more than fifty percent (50%) of the outstanding ownership interests, is at the time owned directly or indirectly by such Person, or by one or more Subsidiaries of such Person, or by such Person and one or more Subsidiaries of such Person; or

          (2) any other entity which is directly or indirectly controlled or capable of being controlled by such Person, or by one or more Subsidiaries of such Person, or by such Person and one or more Subsidiaries of such Person.

     "Telecommunications Asset" means any asset of a Telecommunications Business, including, without limitation, Equity Interests or joint venture, partnership or membership interests of an entity engaged in the Telecommunications Business.

     "Telecommunications Business" means the business of:

          (1) transmitting, or providing services relating to the transmission of, voice, video or data through owned or leased wireline or wireless transmission facilities;

          (2) creating, developing, acquiring, constructing, installing, repairing, maintaining or marketing communications-related systems, network equipment and facilities, software and other products; or

          (3) evaluating, owning, operating, participating in or pursuing any other business that is primarily related to those identified in clause (1) or (2) above (in the case of this clause (3), however, in a manner consistent with our manner of business on the date of the indenture), and shall, in any event, include all businesses in which we or any of our Subsidiaries was engaged on the date of the indenture or has entered into agreements to engage in or to acquire a company to engage in or contemplate engaging in, as expressly set forth in our Form 10/A filed with the Commission on April 13, 1999 or our Form 10-Q for the quarter ended June 30, 1999 or our current reports on Form 8-K filed prior to October 15, 1999 (or not required to be disclosed therein pursuant to the rules and regulations of the Commission) and Aerial's Form 10-K for the fiscal year ended December 31, 1998 and Forms 10-Q and 8-K filed during calendar year 1999 prior to November 4, 1999 (or not required to be disclosed therein pursuant to the rules and regulations of the Commission); provided that the determination of what constitutes a Telecommunications Business shall be made in good faith by our board of directors.

     "Telecommunications Indebtedness" means Indebtedness (including Acquired Indebtedness) of ours or any of our Restricted Subsidiaries that is incurred for the (1) development, construction, acquisition, operations or improvement by us or any of our Restricted Subsidiaries of Telecommunications Assets (including any Indebtedness assumed in connection with an acquisition of

Telecommunications Assets) or (2) acquisition of Equity Interests of a Person engaged in a Telecommunications Business; provided that with respect to clause
(1) the net proceeds of such Telecommunications Indebtedness do not exceed 100% of the cost of construction, development, acquisition, operations or improvement of the applicable Telecommunications Assets.

     "Temporary Cash Investment" means:

          (1) Government Securities;

          (2) any time deposit account, money market deposit and certificate of deposit maturing not more than 270 days after the date of acquisition issued by, or time deposit of, an Eligible Institution;

          (3) commercial paper maturing not more than 270 days after the date of acquisition issued by a corporation (other than an Affiliate of either Issuer) with a rating, at the time as of which any investment therein is made, of "P-1" or higher according to Moody's Investors Service, Inc., "A-1" or higher according to Standard & Poor's Ratings Group or "A-1" or higher according to Duff & Phelps Credit Rating Co. (or such similar equivalent rating by at least one "nationally recognized statistical rating organization" (as defined in Rule 436 under the Securities Act));

          (4) any banker's acceptances or money market deposit accounts issued or offered by an Eligible Institution;

          (5) repurchase obligations with a term of not more than 7 days for Government Securities entered into with an Eligible Institution; and

          (6) any fund investing exclusively in investments of the types described in clauses (1) through (5) above.

     "Unrestricted Subsidiary" of any Person means (1) any Subsidiary of such Person that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below, and (2) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors of any Person may designate any Restricted Subsidiary to be an Unrestricted Subsidiary unless such Subsidiary owns any Common Stock or Preferred Stock of, or owns or holds any lien on any property of, such Person or any Restricted Subsidiary; provided that either (a) the Subsidiary to be so designated has total assets of $1,000 or less or (b) if such Subsidiary has assets greater than $1,000, that the Fair Market Value of the Subsidiary at the time of such designation would be permitted as an Investment under the provision of the indenture described under "-- Limitation on Restricted Payments". The Board of Directors of any Person may designate any Unrestricted Subsidiary to be a Restricted Subsidiary of such Person; provided that immediately after giving effect to such designation (x) such Person would be permitted to incur $1.00 of additional Indebtedness pursuant to the provision of the indenture described in the first paragraph under "Limitation on Consolidated Indebtedness" and (y) no Event of Default or event which with notice or lapse of time or both would become an Event of Default has occurred and is continuing. Any such designation by the Board of Directors shall be evidenced by a Board Resolution submitted to the trustee.

     "Voting Power" of any Person means the aggregate number of votes of all classes of Capital Stock of such Person which ordinarily has voting power for the election of directors of such Person.

     "Wholly Owned Restricted Subsidiary" of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly

Owned Restricted Subsidiaries of such Person or by such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.

MODIFICATION AND WAIVER

     Modifications and amendments of the indenture may be made by us and the trustee with the consent of the holders of a majority in aggregate principal amount of the outstanding notes; provided, however, that no such modification or amendment may, without the consent of the holder of each note affected thereby:

          (1) change the Stated Maturity of the principal of, or any installment of interest on, any note;

          (2) reduce the principal amount of or premium, if any, or interest on any note;

          (3) change the place or currency of payment of principal of, or premium or interest on any note;

          (4) impair the right to institute suit for the enforcement of any payment on or with respect to any note;

          (5) reduce the percentage of aggregate principal amount of notes outstanding necessary to amend the indenture;

          (6) reduce the percentage of aggregate principal amount of notes outstanding necessary for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults;

          (7) modify such provisions with respect to modification and waiver; or

          (8) following the mailing of an Offer to Purchase, modify the provisions of the indenture with respect to such Offer to Purchase in a manner adverse to such holder.

     The holders of a majority in aggregate principal amount of the outstanding notes may waive compliance by us with certain restrictive provisions of the indenture. The holders of a majority in aggregate principal amount of the outstanding notes may waive any past default under the indenture, except a default in the payment of principal, premium or interest and certain covenants and provisions of the indenture which cannot be amended without the consent of the holder of each outstanding note affected.

DEFEASANCE

     At our option, (1) if applicable, we will be discharged from any and all obligations in respect of the outstanding notes or (2) if applicable, we may omit to comply with certain restrictive covenants, and such omission will not be deemed to be an Event of Default under the indenture and the notes. In order to exercise either option, we must first irrevocably deposit with the trustee, in trust, money and/or U.S. government obligations which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent certified public accountants to pay the principal and premium, if any, and each installment of interest, if any, on the outstanding notes on the Stated Maturity. In addition, if we elect to have certain restrictive covenants discharged under (2) above, the obligations under the indenture other than with respect to such covenants and the Events of Default other than the Events of Default relating to such covenants above shall remain in full force and effect.

     The trust referred to above may only be established if, among other things:

          (1) (a) in the event of a discharge under (1) of the immediately preceding paragraph, we have received from, or there has been published by, the Internal Revenue Service a ruling or there has been a change in law after the Issue Date, which in the Opinion of Counsel provides that holders of the notes will not recognize gain or loss for Federal income tax purposes as a result of such deposit and defeasance; or (b) in the event of a discharge under (2) of the immediately preceding paragraph, we have delivered to the trustee an Opinion of Counsel to the effect that the holders of the notes will not recognize gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred;

          (2) no Default or Event of Default has occurred or is continuing;

          (3) we have delivered to the trustee an Opinion of Counsel to the effect that such deposit shall not cause the trustee or the trust so created to be subject to the Investment Company Act of 1940, as amended; and

          (4) certain other customary conditions precedent are satisfied.

NOTICES

     Notices to holders of notes will be given by mail to the addresses of such holders as they may appear in the Security Register.

TITLE

     We, the trustee and any agent of the trustee may treat the Person in whose name a note is registered as the absolute owner thereof (whether or not such note may be overdue) for the purpose of making payment and for all other purposes.

GOVERNING LAW

     The indentures and the notes will be governed by and construed in accordance with the laws of the State of New York.

THE TRUSTEE

     The indentures provide that, subject to the duty of the trustee during an Event of Default to act with the required standard of care, the trustee will be under no obligation to exercise any of its rights or powers under the indentures at the request or direction of any of the note holders, unless such holders shall have offered to the trustee reasonable security or indemnity. Subject to certain provisions, including those requiring security or indemnification of the trustee, the holders of a majority in principal amount of the notes of either series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, in each case with respect to such series.

     We will be required to furnish to the trustee annually a statement as to the performance by us of our obligations under the indenture and as to any default in such performance.

                  PROPOSED AMENDMENTS TO OMNIPOINT INDENTURES

     This section sets forth a brief description of the proposed amendments to the indentures governing Omnipoint notes for which consents are being sought. The summaries of provisions of the Indentures set forth below are qualified in their entirety by reference to the full and complete terms contained in the respective indentures. Copies of the Indentures are available from us upon request. See "Where You Can Find More Information" and "Incorporation of Documents by Reference."

     Holders who tender Omnipoint notes in exchange for our Senior Notes are obligated to consent to the applicable proposed amendments. Holders of Omnipoint notes should consider the effect the proposed amendments will have on their position if they do not tender their Omnipoint notes pursuant to the exchange offers.

     The proposed amendments to the Omnipoint indentures would, effective as of the opening of business on the date of our acceptance of all notes validly tendered pursuant to the exchange offers, eliminate from the indentures substantially all of the covenants, restrictive provisions and events of default contained in the indentures, which covenants and events of default are summarized below.

     The proposed amendments relating to each series of Omnipoint notes will be effected by the execution of a supplemental indenture relating to that series. The supplemental indentures for the Omnipoint notes are expected to be executed promptly after the deadline for the consent payment (see "The Exchange Offers and Consent Solicitation -- Consent Solicitation") if the requisite consents have been obtained with respect to both series. If the exchange offer for a series of Omnipoint notes is terminated or withdrawn, or a series of notes is not accepted for payment, the supplemental indentures will not become operative.

     The indentures for the Omnipoint notes contain substantially similar restrictive provisions and covenants and events of default, as noted below. In addition to the amendments noted below, the proposed amendments would amend or delete definitions from the indentures when references to such definitions should be amended or deleted as a result of the deletion of the sections described below. The proposed amendments would delete in their entirety the following restrictive provisions, covenants and events of default, and references thereto, from the Omnipoint indentures:

     INDENTURE
  SECTION NUMBER
-------------------
SENIOR     SERIES A
 NOTES      NOTES                              DESCRIPTION
-------    --------                            -----------
 4.2        4.2        Maintenance of Office or Agency
 4.3        4.3        Limitation on Indebtedness
 4.4        4.4        Limitation on Restricted Payments
 4.5        4.5        Limitation on Dividends and Other Restrictions Affecting
                       Restricted Subsidiaries
 4.6        4.6        Limitation on the Issuance and Sale of Capital Stock of
                       Restricted Subsidiaries
 4.7        4.7        Limitation on Issuances of Guarantees by Restricted
                       Subsidiaries
 4.8        4.8        Limitation on Transactions with Stockholders and Affiliates
 4.9        4.9        Limitation on Liens
 4.10       4.10       Limitation on Sale Leaseback Transactions
 4.11       4.11       Limitation on Asset Sales
 4.12       4.12       Repurchase of Notes upon a Change of Control
 4.13       4.13       Limitation on Use of Proceeds
 4.14       4.14       Existence
 4.15       4.15       Payment of Taxes and Other Claims
 4.16       4.16       Maintenance of Properties and Insurance

     INDENTURE
  SECTION NUMBER
-------------------
SENIOR     SERIES A
 NOTES      NOTES                              DESCRIPTION
-------    --------                            -----------
 4.17       4.17       Compliance Certificates
 4.18       4.18       Commission Reports and Reports to Holders
 4.19       4.19       Waiver of Stay, Extension or Usury Laws
 4.20       4.20       Limitations on Mirror Indebtedness
 4.21       4.21       Escrow Account
 4.22       4.22       Limitation on Activities of the Special Subsidiary
 5.1        5.1        When Company may Merge, etc.
 6.1(c)     6.1(c)     Event of Default
 6.1(d)     6.1(d)     Event of Default
 6.1(e)     6.1(e)     Event of Default
 6.1(f)     6.1(f)     Event of Default
 6.1(g)     6.1(g)     Event of Default
 6.1(h)     6.1(h)     Event of Default

     Pursuant to the terms of each indenture, the proposed amendments to that indenture require the written consent of the holders of not less than a majority in aggregate outstanding principal amount at maturity of the notes issued pursuant to that indenture.

                         BOOK-ENTRY; DELIVERY AND FORM

     Our new notes will be represented by one or more permanent global notes in definitive, fully registered form without interest coupons (each a "Global Note") and will be deposited with the Trustee as custodian for, and registered in the name of a nominee of, DTC. Ownership of beneficial interests in a Global Exchange Note will be limited to participants that have accounts with DTC or persons who hold interests through participants. Ownership of beneficial interests in a Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Beneficial owners may hold their interests in a Global Note directly through DTC if they are participants in such system, or indirectly through organizations which are participants in such system.

     So long as DTC, or its nominee, is the registered owner or holder of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of our new notes represented by such Global Note for all purposes under our new notes and the Indentures related thereto. No beneficial owner of an interest in a Global Note will be able to transfer that interest except in accordance with DTC's applicable procedures, in addition to those provided for under the applicable Indenture.

     Payments of the principal of, and interest on, a Global Note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. Neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a Global Note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

     Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

     We expect that DTC will take any action permitted to be taken by a holder of our new notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in a Global Note is credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the notes, DTC will exchange the applicable Global Note for Certificated Notes, which it will distribute to its participants.

     We understand that: DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

     Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in a Global Note among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by DTC or its respective participants or indirect participants of its obligations under the rules and procedures governing its operations.

     If DTC is at any time unwilling or unable to continue as a depositary for the Global Notes and successor depositary is not appointed by the Company within 90 days, the Company will issue Certificated Notes.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion summarizes certain United States federal income tax consequences resulting from the exchange of our new registered notes for Omnipoint's outstanding notes. It is provided for general informational purposes only. It is based on the Internal Revenue Code of 1986, as amended, Treasury Regulations promulgated thereunder, Internal Revenue Service rulings, and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. The discussion does not address all of the U.S. federal income tax consequences that may be relevant to a noteholder in light of the holder's particular tax situation, nor does it address any aspect of state, local or foreign taxation. The tax treatment of a holder may vary depending upon its particular circumstances, and the discussion does not apply to certain holders (including insurance companies, tax-exempt organizations, banks and other financial institutions, broker-dealers and foreign corporations) that are members of a class of holders subject to special rules. The discussion assumes that the outstanding notes are held as "capital assets" within the meaning of section 1221 of the Code.

     EACH HOLDER IS URGED TO CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF TENDERING OR FAILING TO TENDER NOTES, INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAW.

U.S. FEDERAL INCOME TAXATION OF U.S. HOLDERS

     The discussion under this heading, "U.S. Federal Income Taxation of U.S. Holders," assumes that each holder of notes is a U.S. holder. A U.S. holder is a holder of notes that is, for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

     TAX CONSEQUENCES OF THE OFFERS TO U.S. HOLDERS

     Exchange of Outstanding Omnipoint Notes for Our New Registered Notes. The exchange by a U.S. holder of an outstanding Omnipoint note for our new registered note plus cash equal to the accrued and unpaid interest on the Omnipoint note will constitute a taxable exchange. As a result, the U.S. holder will recognize ordinary interest income in an amount equal to the accrued but unpaid interest on the holder's outstanding Omnipoint note that has not previously been recognized. In addition, the U.S. holder will recognize gain or loss equal to the difference between (i) its tax basis in its outstanding Omnipoint note (less any basis attributable to accrued but unpaid interest), and
(ii) the total of the issue price of our new registered note and the consent payment received by the U.S. holder (less any amount treated as a separate fee for consenting to the Indenture amendments, as discussed in the next paragraph). The issue price of our new registered notes should equal their fair market value on the date of the exchange (assuming that they are "publicly traded" as defined in the applicable Treasury Regulations). Any gain or loss recognized generally would be capital gain or loss, and would be long-term if the U.S. holder has held the outstanding Omnipoint note for more than one year at the time of the exchange. However, a U.S. holder who purchased its outstanding Omnipoint note for less than its principal amount may recognize ordinary income rather than capital gain under the "market discount" rules discussed under the heading "Market Discount" below.

     We intend to treat the consent payments as additional consideration paid for the Omnipoint notes. As such, the amount of the consent payment received by a U.S. holder would be treated in the manner described above for purposes of computing the U.S. holder's gain or loss on the exchange of its Omnipoint notes. It is possible, however, that a portion of the amount received by a U.S. holder pursuant to the offers could be treated by the IRS as a separate fee for consenting to the amendments to the outstanding Omnipoint notes indentures. The amount of such separate fee might be more or less than the amount of the consent payment received by the U.S. holder. The amount, if any, treated as a separate fee likely would be taxable as ordinary income to the U.S. holder.

     The U.S. holder's tax basis in our new registered note will equal the issue price of such note, as set forth in the second preceding paragraph, and the U.S. holder will have a new holding period in such note beginning on the day after the exchange.

     Persons Who Do Not Tender their Outstanding Omnipoint Notes. If the amendments to the outstanding Omnipoint notes indentures are made, they would constitute a significant modification of the outstanding Omnipoint notes for U.S. federal income tax purposes. In such circumstances, a U.S. holder who did not tender his Omnipoint notes would be treated as having exchanged such notes for new Omnipoint notes. It is unclear whether such deemed exchange would result in a tax-free recapitalization. If it does, an amount attributable to the non-tendering U.S. holder's accrued but unpaid interest on its outstanding Omnipoint notes that has not previously been recognized would be recognized by the holder as ordinary interest income, and no other gain or loss would be recognized by the holder. If the deemed exchange does not result in a tax-free recapitalization, an amount attributable to accrued but unpaid interest on the non-tendering U.S. holder's outstanding Omnipoint notes that has not previously been recognized would be recognized by the holder as ordinary interest income; and, in addition, the non-tendering U.S. holder would recognize gain in an amount equal to the difference between (i) the holder's tax basis in its outstanding Omnipoint notes (less any basis attributable to accrued but unpaid interest) and (ii) the issue price of the modified Omnipoint notes (less an amount attributable to accrued but unpaid interest on the outstanding Notes). The issue price of the modified Omnipoint notes should equal their fair market value on the date of the deemed exchange (assuming the modified Omnipoint notes are "publicly traded" as defined in the applicable Treasury Regulations). Any gain recognized generally would be capital gain and would be long-term if the U.S. holder has held the outstanding Omnipoint notes for more than one year at the time of the deemed exchange. However, a U.S. holder who purchased its outstanding Omnipoint notes for less than their principal amount may recognized ordinary income rather than capital gain under the "market discount" rules discussed under the heading "Market Discount" below, NON-TENDERING U.S. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE POSSIBILITY THAT THEY WOULD RECOGNIZE GAIN AS A RESULT OF A DEEMED EXCHANGE OF THEIR OUTSTANDING OMNIPOINT NOTES FOR MODIFIED OMNIPOINT NOTES IN SUCH CIRCUMSTANCES.

     Market Discount. An Omnipoint noteholder that is subject to gain recognition under any of the rules discussed above and that purchased its outstanding Omnipoint notes for less than their principal amount may recognize ordinary income rather than capital gain under the market discount rules. Under these rules, unless the U.S. holder has made an election to include market discount in income as it accrues, any gain recognized by the U.S. holder will be treated as ordinary income to the extent of any market discount that has accrued for the period it has owned its Omnipoint notes. Market discount generally equals the excess, if any, of (i) the unpaid principal balance of the note at the time it is acquired by the U.S. holder, over (ii) the U.S. holder's tax basis in the note immediately after its acquisition (subject to a de minimis exception pursuant to which market discount is considered to be zero if it is less than 0.25 percent of the unpaid principal balance of the note multiplied by the number of complete years to maturity from the date of acquisition). In general, market discount is treated as accruing over the term of the note on a straight-line basis unless the U.S. holder elects to accrue on a constant-yield basis. Gain recognized by a U.S. holder in excess of accrued market discount will generally be capital gain.

     TAX CONSEQUENCES FOR A U.S. HOLDER OF HOLDING OUR NEW REGISTERED NOTES AND MODIFIED OMNIPOINT NOTES

     Payment of Interest on Our New Registered Notes. Interest paid or payable on our new registered notes will be taxed to a U.S. holder as ordinary interest income, generally at the time it is received or accrued, in accordance with such holder's regular method of accounting for U.S. federal income tax purposes. A portion of the first interest payment on the notes equal to the amount that the Omnipoint noteholder pays us in respect of accrued but unpaid interest on our notes at the time of their issuance should be excludable from the U.S. holder's income.

     Possible Original Issue Discount on Our New Registered Notes Received by Omnipoint Noteholders and on Modified Omnipoint Notes Deemed Received by Non-Tendering Omnipoint Noteholders. Our new registered notes received by the Omnipoint noteholders and the modified Omnipoint notes deemed received by the non-tendering Omnipoint noteholders each will be treated, as issued with original issue discount ("OID") if, respectively, their stated redemption price at maturity is greater than their issue price. The amount of OID would be equal to any such difference between redemption price and issue price. The issue price of the our new registered notes and the modified Omnipoint notes should be their fair market value on the date of the exchange or deemed exchange, respectively (assuming our new notes and the modified Omnipoint notes are "publicly traded" as defined in the applicable Treasury Regulations). OID must be accrued over the term of the notes using a constant-yield method. As a result, a U.S. holder may have to include OID in income before the cash attributable to such income is received.

     Sale, Exchange or Retirement of Our New Registered Notes. Upon the sale, exchange, redemption, retirement at maturity or other disposition of our new registered notes, a U.S. holder generally will recognize taxable gain or loss equal to the difference between the sum of the cash plus the fair market value of all other property received (other than any amount that is attributable to accrued but unpaid interest that has not previously been recognized, which will be treated as ordinary interest income) and such U.S. holder's tax basis in the note. A U.S. holder's tax basis in a new registered VoiceStream note received pursuant to the offers generally will be as described above, adjusted to include previous inclusions of OID with respect to the note, if any.

     Gain or loss recognized on the disposition of our new registered note generally will be capital gain or loss and will be long-term capital gain or loss if, at the time of such disposition, the U.S. holder has held the note for more than one year. However, a U.S. holder who purchased our existing note for less than its principal amount may recognize ordinary income rather than capital gain under the "market discount" rules discussed above under the heading "Market Discount."

U.S. FEDERAL INCOME TAXATION OF FOREIGN HOLDERS

     The discussion under this heading, "U.S. Federal Income Taxation of Foreign Holders," assumes that each holder of notes is a foreign holder. A foreign holder is a holder of a note that is, for U.S. federal income tax purposes, (a) a nonresident alien individual, (b) a corporation organized or created under non-U.S. law, (c) an estate that is not taxable in the United States on its worldwide income, or (d) a trust that either is not subject to primary supervision over its administration by a U.S. court or not subject to the control of a U.S. person with respect to all substantial decisions of the trust. THIS DISCUSSION DOES NOT ADDRESS TAX CONSEQUENCES TO FOREIGN HOLDERS THAT ARE SUBJECT TO U.S. FEDERAL INCOME TAXATION ON A NET BASIS ON INCOME OR GAIN REALIZED WITH RESPECT TO A NOTE BECAUSE SUCH INCOME OR GAIN IS EFFECTIVELY CONNECTED WITH THE CONDUCT OF A U.S. TRADE OR BUSINESS IN THE UNITED STATES.

     Sale or Exchange of Outstanding Omnipoint Notes Pursuant to the Offers, and Sale, Exchange or Retirement of Our New Registered Notes. A foreign holder generally will not be subject to U.S. federal income tax (and generally no tax will be withheld) with respect to gain realized on the exchange of the outstanding Omnipoint notes pursuant to the offers, or on the sale, exchange, redemption, retirement at maturity or other disposition of our new registered note, unless (a) the foreign holder is an individual who is present in the United States for a period or periods aggregating 183 or more days in the taxable year of the disposition and, generally, either has a "tax home" or an "office or other fixed place of business" in the United States as defined for U.S. federal income tax purposes, or (b) the foreign holder is subject to tax pursuant to the provisions of U.S. federal income tax law applicable to certain expatriates. In addition, generally no tax will be withheld from any amount received by a foreign holder pursuant to the offers that is attributable to accrued but unpaid interest on the holder's outstanding Omnipoint notes if the holder meets the conditions set forth below under the heading, "Payment of Interest on Our New Registered Notes," substituting Omnipoint for VoiceStream.

     Similar treatment to that set forth in the prior paragraph should apply to a non-tendering foreign holder of Omnipoint notes that is deemed to exchange such notes for modified Omnipoint notes. See the discussion above under the heading "U.S. Federal Income Taxation of U.S. Holders -- Tax Consequences of the Offers to U.S. Holders -- Persons Who Do Not Tender Their Outstanding Omnipoint Notes" for a discussion of the deemed exchange that will result in the receipt of modified Omnipoint notes.

     Payment of Interest on Our New Registered Notes. Under present United States federal income and estate tax law, and subject to the discussion of backup withholding below, if you are a foreign holder of our new registered note, we and our paying agents will not be required to deduct United States withholding tax from payments of principal, premium, if any, and interest, including OID, on the notes to you if, in the case of interest:

     - you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote,

     - you are not a controlled foreign corporation that is related to us through stock ownership, and

     - you certify to us or a U.S. payor of interest on the notes, under penalties of perjury, that you are not a beneficial owner of the notes that is a U.S. holder and provide your name and address, or

     - a non-U.S. securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business and holds the note certifies to us or a U.S. payor of interest on the notes under penalties of perjury that a similar statement has been received from you by it or by a similar financial institution between it and you and furnishes the payor with a copy thereof.

     Further, our new registered notes held by an individual, who at death is not a citizen or resident of the United States will not be includible in the individual's gross estate for United States federal estate tax purposes if:

     - the decedent did not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote at the time of death, and

     - the income on the note would not have been effectively connected with a United States trade or business of the decedent at the same time.

     If you receive a payment after December 31, 2000, recently finalized Treasury Regulations will apply. Under these regulations, after December 31, 2000, you may use an alternative method to satisfy the certification requirement described above. Additionally, if you are a partner in a foreign partnership, after December 31, 2000, you (in addition to the foreign partnership) must provide the certification described above. The IRS will apply a look-through rule in the case of tiered partnerships.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     U.S. HOLDERS

     Information Reporting. Information statements will be provided to the IRS and the U.S. holders whose Omnipoint notes are exchanged for our new registered notes pursuant to the offers, reporting the payment of the offer consideration (except with respect to U.S. holders that are exempt from the information reporting rules, such as corporations and tax-exempt organizations).

     Backup Withholding. Under U.S. federal income tax law, a backup withholding tax equal to 31% of the offer consideration will apply if a U.S. holder who tenders notes is not exempt from backup withholding and (i) fails to furnish such holder's Taxpayer Identification Number (which, for an individual, is his or her social security number) to VoiceStream or its agent in the manner required, (ii) furnishes an incorrect TIN and the payor is so notified by the IRS, (iii) is notified by the IRS that such U.S. holder has failed to report repayments of interest and dividends or (iv) in certain circumstances, fails to certify, under penalties of perjury that such holder has not been notified by the IRS that such holder is subject to backup withholding. Backup withholding does not apply to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax. Rather, any amounts withheld from a payment to a holder under the backup withholding rules are allowed as a refund or credit against such holder's U.S. federal income tax liability, provided that the required information is furnished to the IRS.

     FOREIGN HOLDERS

     You are generally exempt from backup withholding and information reporting with respect to any payments of principal, premium or interest, made by us and our payors provided that you provide the certification described under the heading, "U.S. Federal Income Taxation of Foreign Holders -- Payment of Interest on Our New Registered Notes," and provided further that the payor does not have actual knowledge that you are a U.S. holder. In this regard, you should note the discussion above under the same heading with respect to the rules under the final withholding regulations.

     In general, payment of the proceeds from the sale or taxable exchange of notes to or through a United States office of a broker is subject to both United States backup withholding and information reporting, unless you are a foreign holder and certify as to your non-United States status under penalties of perjury or otherwise establish an exemption. Payments of the proceeds from the sale or taxable exchange by a foreign holder of a note made to or through a foreign office of a broker will not be subject to information reporting or backup withholding. However, information reporting, but not backup withholding, may apply to a payment made outside the United States of the proceeds of a sale or taxable exchange of a note through an office outside the United States if the broker is:

     - a United States person,

     - a controlled foreign corporation for United States tax purposes,

     - a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, or

     - with respect to payments made after December 31, 2000, a foreign partnership, if at any time during its tax year:

      - one or more of its partners are "U.S. persons" (as defined in U.S. Treasury regulations) who in the aggregate own more than 50% of the income or capital interest in the partnership, or

      - such foreign partnership is engaged in a United States trade or business,

unless the broker has documentary evidence in its records that you are a non-U.S. person and does not have actual knowledge that you are a U.S. person, or you otherwise establish an exemption.

                              PLAN OF DISTRIBUTION

     We will not receive any proceeds from any sale of notes by broker-dealers or any other holder of notes. Notes received by broker-dealers for their own account pursuant to the exchange offers may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through broker-dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such notes. Any broker-dealer that resells notes that were received by it for its own account pursuant to the exchange offer and any broker-dealer that participates in a distribution of such notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act.

     The Company has agreed to pay all expenses incident to the exchange offers other than sales commissions, discounts or concessions.

                                 LEGAL MATTERS

     Certain legal matters in connection with the exchange offers are being passed upon for the Company by Friedman Kaplan & Seiler LLP, New York, New York.

                                    EXPERTS

     The consolidated financial statements incorporated by reference in this prospectus and registration statement, as it relates to VoiceStream Wireless Corporation and Aerial Communications, Inc., have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

     The consolidated financial statements of Omnipoint and its subsidiaries as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999, which are incorporated by reference in this prospectus have been so incorporated herein in reliance on the report of PricewaterhouseCoopers LLP, independent public accountants, given on the authority of said firm as experts in giving said reports.

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Information relating to indemnification of directors and officers is incorporated by reference herein from Item 14 of the Company's Registration Statement on Form S-1 (No. 33-59630).

ITEM 21.  EXHIBITS.


  EXHIBIT
  NUMBER                               DESCRIPTION
  -------                              -----------
 2.1(1)        Agreement and Plan of Reorganization by and among
               VoiceStream Wireless Holding Corporation, Omnipoint
               Corporation and VoiceStream Wireless Corporation, dated June
               23, 1999.
 2.1.1(1)      First Amendment to Agreement and Plan of Reorganization by
               and among VoiceStream Wireless Holding Corporation,
               Omnipoint Corporation and VoiceStream Wireless Corporation,
               dated as of December 30, 1999.
 2.2(1)        Agreement and Plan of Reorganization dated September 17,
               1999 among VoiceStream Wireless Corporation, VoiceStream
               Wireless Holding Corporation, VoiceStream Subsidiary III
               Corporation, Aerial Communications, Inc. and Telephone and
               Data Systems, Inc.
 3.1(1)        Amended and Restated Certificate of Incorporation.
 3.2(1)        Bylaws of VoiceStream Wireless Corporation.
 4.1(31)       Indenture for the notes with The Bank of New York.
 5.1(33)       Opinion of Friedman, Kaplan & Seiler LLP.
10.1(2)        Agreement and Plan of Distribution between Western Wireless
               Corporation and VoiceStream Wireless Corporation, dated
               April 9, 1999.
10.2(3)        Waiver Agreement by and among Western Wireless Corporation,
               Western PCS Corporation and certain of Western Wireless
               Corporation's shareholders, dated November 30, 1994.
10.3(3)        Western PCS Corporation Series A Preferred Stock Purchase
               Agreement among Western Wireless Corporation, Western PCS
               Corporation and the Purchasers listed therein, dated April
               10, 1995.
10.4(3)        PCS 1900 Project and Supply Agreement between Western PCS
               Corporation and Northern Telecom Inc., dated June 30, 1995.
10.5(4)        Amendment No. 1 to PCS 1900 Supply Agreement between Western
               PCS Corporation and Northern Telecom Inc., dated July 25,
               1996.
10.6(4)        Amendment No. 2 to PCS 1900 Supply Agreement between Western
               PCS Corporation and Northern Telecom Inc., dated July 25,
               1996.
10.7(5)        Amendment No. 3 to PCS Supply Agreement between Western PCS
               Corporation and Northern Telecom Inc., dated October 14,
               1996.
10.8(6)        Amendment Number 4 to PCS 1900 Project and Supply Agreement
               by and between Western PCS Corporation and Northern Telecom
               Inc., dated March 26, 1998.
10.9(7)        Amendment Number 5 to PCS 1900 Project and Supply Agreement
               between VoiceStream Wireless Corporation and Northern
               Telecom Inc., dated September 17, 1998.

  EXHIBIT
  NUMBER                               DESCRIPTION
  -------                              -----------
10.10(8)       Amendment No. 6 to PCS 1900 Project and Supply Agreement by
               and between VoiceStream Wireless Corporation and Northern
               Telecom Inc.
10.11(9)       Amendment No. 7 to PCS 10 -- Project and Supply Agreement by
               and between VoiceStream Wireless Corporation and Northern
               Telecom Inc., dated May 14, 1999.
10.12(3)       PCS Block "C" Organization and Financing Agreement by and
               among Western PCS BTA I Corporation, Western Wireless
               Corporation, Cook Inlet PV/SS PCS Partners, L.P., Cook Inlet
               Telecommunications, Inc., SSPCS Corporation and Providence
               Media Partners L.P., dated as of November 5, 1995.
10.13(3)       Limited Partnership Agreement by and between Cook Inlet
               PV/SS PCS Partners, L.P. and Western PCS BTA I Corporation,
               dated as of November 5, 1995.
10.14(3)       First Amendment to Block "C" Organization and Financing
               Agreement and Cook Inlet Western Wireless PV/SS PCS, L.P.
               Limited Partnership Agreement by and among Western PCS BTA I
               Corporation, Western Wireless Corporation, Cook Inlet PV/SS
               PCS Partners, L.P., Cook Inlet Telecommunications, Inc.,
               SSPCS Corporation and Providence Media Partners L.P., dated as of April 8, 1996.
10.15(4)       Second Amendment to Block "C" Organization and Financing
               Agreement and Cook Inlet Western Wireless PV/SS PCS, L.P.
               Limited Partnership Agreement by and among Western PCS BTA I
               Corporation, Western Wireless Corporation, Cook Inlet PV/SS
               PCS Partners, L.P., Cook Inlet Telecommunications, Inc.,
               SSPCS Corporation and Providence Media Partners L.P., dated as of June 27, 1996.
10.16(4)       Third Amendment to Block "C" Organization and Financing
               Agreement and Cook Inlet Western Wireless PV/SS PCS, L.P.
               Limited Partnership Agreement and First Amendment to
               Technical Services Agreement by and among Western PCS BTA I
               Corporation, Western Wireless Corporation, Cook Inlet PV/SS
               PCS Partners, L.P., Cook Inlet Telecommunications, Inc.,
               SSPCS Corporation, Providence Media Partners L.P. and Cook
               Inlet Western Wireless PV/SS PCS, L.P., dated July 30, 1996.
10.17(3)       Asset Purchase Agreement between Western PCS III License
               Corporation as Buyer and GTE Mobilnet Incorporated as
               Seller, dated January 16, 1996.
10.18(3)       Waiver Agreement by and among Western Wireless Corporation,
               Western PCS Corporation and certain of Western Wireless
               Corporation's shareholders, dated February 15, 1996.
10.19(10)      Software License Maintenance and Subscriber Billing Services
               Agreement, dated June 1997.
10.20(10)      First Amendment to Software License, Maintenance and
               Subscriber Billing Services Agreement dated December 1997, between CSC Intelicom, Inc., and Western Wireless
               Corporation.
10.21(11)      Iowa Wireless Services, L.P. Limited Partnership Agreement,
               dated as of September 30, 1997, by and between INS Wireless,
               Inc., as General Partner, and Western PCS I Iowa
               Corporation, as Limited Partnership.
10.22(11)      Agreement to Form Limited Partnership dated September 30,
               1997, by and among Western PCS Iowa Corporation, a Delaware corporation, INS Wireless, Inc., an Iowa corporation,
               Western PCS I Corporation, a Delaware corporation, and Iowa
               Network Services, Inc., an Iowa corporation.
10.23(11)      Purchase Agreement by and among Western PCS Corporation,
               Western Wireless Corporation, Hutchison Telecommunications
               Limited and Hutchison Telecommunications PCS (USA) Limited
               dated October 14, 1997.

  EXHIBIT
  NUMBER                               DESCRIPTION
  -------                              -----------
10.24(10)      Letter Agreement dated December 16, 1997, between Western
               Wireless Corporation and Intelicom Services, Inc. to provide products and services pursuant to the Software License
               Maintenance and Subscriber Billing Services Agreements and
               First Amendment thereto.
10.25(11)      Services Agreement by and between Western Wireless
               Corporation and Western PCS Corporation.
10.26(11)      Shareholders Agreement by and among Western Wireless
               Corporation, Hutchison Telecommunications PCS (USA) Limited
               and Western PCS Corporation, dated February 17, 1998.
10.27(2)       Tax Sharing Agreement by and between Western Wireless
               Corporation and Western PCS Corporation, dated February 17,
               1998. (Contained as an exhibit to the Agreement and Plan of
               Distribution).
10.28(2)       First Amendment to Tax Sharing Agreement by and between
               Western Wireless Corporation and VoiceStream Wireless
               Corporation, dated May 3, 1999.
10.29(6)       Supply Contract by and between Western PCS Corporation and
               Nokia Telecommunications Inc., dated March 9, 1998.
10.30(6)       Purchase and Sale Agreement by and between Nokia Mobile
               Phones, Inc. and Western PCS Corporation, dated March 9,
               1998.
10.31(7)       Exchange Rights and Grant Agreement by and among Western PCS
               BTA I Corporation, Western Wireless Corporation, Cook Inlet
               Telecommunications, Inc. and VoiceStream Wireless
               Corporation, dated December 17, 1998.
10.32(7)       Exchange Rights and Grant Agreement by and among Western PCS
               BTA I Corporation, Western Wireless Corporation, SSPCS
               Corporation and VoiceStream Wireless Corporation, dated
               January 19, 1999.
10.33(2)       Cook Inlet/VoiceStream PCS LLC Limited Liability Company
               Agreement by and between Cook Inlet GSM Company and Western
               PCS BTA I Corporation, dated February 11, 1999.
10.34(2)       Registration Rights Agreement by and among VoiceStream
               Wireless Corporation, Hellman & Friedman Capital Partners
               II, L.P., H&F Orchard Partners, L.P., H&F International
               Partners, L.P., John W. Stanton, Theresa E. Gillespie, PN
               Cellular, Inc., Stanton Family Trust, Stanton Communications
               Corporation, GS Capital Partners, L.P., The Goldman Sachs
               Group, L.P., Bridge Street Fund 1992, L.P., Stone Street
               Fund 1992, L.P., and Providence Media Partners L.P., dated
               May 3, 1999.
10.35(2)       Shareholders Agreement by and among VoiceStream Wireless
               Corporation, Western Wireless Corporation, Hutchison
               Telecommunications Holdings (USA) Limited and Hutchison
               Telecommunications PCS (USA) Limited, dated May 3, 1999.
10.36(2)       First Amendment to Shareholders Agreement by and among
               VoiceStream Wireless Corporation, Western Wireless
               Corporation, Hutchison Telecommunications Holdings (USA)
               Limited and Hutchison Telecommunications PCS (USA) Limited
               dated.
10.37(8)       Indenture by and between VoiceStream Wireless Corporation
               and Harris Trust Company, dated May 14, 1999, relating to
               12% Series A Senior Debentures due 2011 and 12% Senior
               Debentures due 2011.
10.38(14)      Purchase Agreement, dated as of June 23, 1999, between
               Omnipoint Corporation and Cook Inlet/VS GSM II PCS, LLC.

  EXHIBIT
  NUMBER                               DESCRIPTION
  -------                              -----------
10.39(14)      Purchase Agreement, dated as of June 23, 1999, between
               Omnipoint Corporation and Cook Inlet/VS GSM III PCS, LLC.
10.40(14)      Stock Subscription Agreement, dated as of June 23, 1999, by and among VoiceStream Wireless Corporation, Hutchison
               Telecommunications Limited and Hutchison Telecommunications
               PCS (USA) Limited.
10.41(14)      Securities Purchase Agreement, dated as of June 23, 1999, by and among VoiceStream Wireless Corporation, Hutchison
               Communications PCS (USA) Limited and Omnipoint Corporation.
10.42(3)       Employment Agreement by and between Robert R. Stapleton and
               Western Wireless Corporation, dated March 12, 1996.
10.43(3)       Employment Agreement by and between Cregg B. Baumbaugh and
               Western Wireless Corporation, dated March 12, 1996.
10.44(15)      Employment Agreement by and between Timothy Wong and Western
               Wireless Corporation, dated February 10, 1998.
10.45(15)      Employment Agreement by and between Robert Dotson and
               Western Wireless Corporation, dated February 10, 1998.
10.46(2)       Assignment and Assumption Agreement by and between Western
               Wireless Corporation and VoiceStream Wireless Corporation
               with respect to the Employment Agreement of Robert R.
               Stapleton, dated May 3, 1999.
10.47(2)       Assignment and Assumption Agreement by and between Western
               Wireless Corporation and VoiceStream Wireless Corporation
               with respect to the Employment Agreement of Cregg B.
               Baumbaugh, dated May 3, 1999.
10.48(2)       Assignment and Assumption Agreement by and between Western
               Wireless Corporation and VoiceStream Wireless Corporation
               with respect to the Employment Agreement of Timothy Wong,
               dated May 3, 1999.
10.49(2)       Assignment and Assumption Agreement by and between Western
               Wireless Corporation and VoiceStream Wireless Corporation
               with respect to the Employment Agreement of Robert Dotson, dated May 3, 1999.
10.50(16)      Employment Agreement, dated as of January 1, 1999, by and
               between Omnipoint and Douglas G. Smith.
10.51(17)      Employment Agreement, effective October 1, 1995, by and
               between Omnipoint, Omnipoint Communications Inc. and George
               F. Schmitt.
10.52(17)      Promissory Note, dated October 1, 1995, by George F.
               Schmitt.
10.53(17)      Stock Restriction Agreement, dated October 1, 1995, by and between Omnipoint and George F. Schmitt.
10.54(13)      First Amendment to Stock Restriction Agreement, dated as of
               June 21, 1999, by and between Omnipoint Communications, Inc.
               and George F. Schmitt.
10.55(18)      Employment Agreement, dated November 3, 1996, by and between
               Omnipoint and Kjell S. Andersson.
10.56(18)      Amendment to Employment Agreement dated as of February 24,
               1997, between Omnipoint and Kjell S. Andersson.
10.57(18)      Promissory Note, dated February 24, 1997, by Kjell S.
               Andersson.
10.58(18)      Stock Restriction Agreement, dated February 24, 1997, by and between Omnipoint and Kjell S. Andersson.

  EXHIBIT
  NUMBER                               DESCRIPTION
  -------                              -----------
10.59(16)      Employment Agreement, dated as of April 23, 1999, by and
               between Omnipoint and Harry Plonskier.
10.60(17)      Amended and Restated Registration Rights Agreement, dated
               June 29, 1995, by and among Omnipoint and the parties named therein.
10.61(17)      OEM Supply Agreement for Omnipoint PCS (Personal
               Communication Systems) Products, dated September 22, 1994, by and between Omnipoint and Northern Telecom Inc.
10.62(17)      Manufacturing License and Escrow Agreement for Personal
               Communication Service Products, dated February 28, 1995, by and between Omnipoint and Northern Telecom Inc.
10.63(17)      Collaborative Development Agreement, dated March 1, 1995, by and between Omnipoint and Northern Telecom Inc.
10.64(17)      Supply Agreement, dated September 22, 1994, by and between
               Omnipoint Communications Inc. and Northern Telecom Inc.
10.65(17)      Amendment No. 1 to Supply Agreement dated July 21, 1995, by and between Omnipoint Communications Inc. and Northern
               Telecom Inc.
10.66(17)      Letter Agreement, dated January 24, 1996, by and between
               Omnipoint and Ericsson Inc.
10.67(19)      Acquisition Agreement for Ericsson CMS 40 Personal
               Communications Systems (PCS) Infrastructure Equipment, dated as of April 16, 1996, by and between Ericsson Inc. and
               Omnipoint Communications.
10.68(19)      Acquisition Supply and License Agreement for Omnipoint
               Personal Communications Systems (PCS) Infrastructure
               Equipment, dated as of April 16, 1996, by and between
               Ericsson Inc. and Omnipoint.
10.69(19)      Agreement for Purchase and Sale of Ericsson Inc. Masko
               Terminal Units, dated as of April 16, 1996, by and between
               Ericsson, Inc. and Omnipoint Communications Inc.
10.70(21)      Purchase Agreement by and among Omnipoint Corporation,
               Donaldson, Lufkin & Jenrette Securities Corporation,
               BancAmerica Robertson Stephens, Bear, Stearns & Co., Inc.
               and Smith Barney Inc., dated May 1, 1998.
10.71(21)      Deposit Agreement by and among Omnipoint Corporation, Marine
               Midland Bank, and the Holders from time to time of the
               Depositary Shares, dated May 6, 1998.
10.72(21)      Deposit Account Agreement by and between Omnipoint
               Corporation and The First National Bank of Maryland, dated
               May 6, 1998.
10.73(24)      Note Purchase Agreement by and among Omnipoint Corporation,
               IBJ Schroder Bank & Trust Company, as paying agent, and
               certain initial purchasers named therein, dated December 21,
               1998.
10.74(1)       Securities Purchase Agreement by and among VoiceStream
               Wireless Corporation, Hutchison Telecommunications PCS (USA)
               Limited and Omnipoint Corporation, dated as of June 23,
               1999.
10.75(25)      PCS Infrastructure Supply Contract, dated as of March 1,
               1996, between Aerial and Nokia Telecommunications, Inc.
10.76(26)      Tax Settlement Agreement dated March 12, 1999, by and
               between Aerial, Aerial Operating Company, Inc. and Telephone and Data Systems, Inc.

  EXHIBIT
  NUMBER                               DESCRIPTION
  -------                              -----------
10.77(27)      Stockholder Agreement dated as of September 17, 1999, by and between Telephone and Data Systems, Inc. and stockholders of
               Aerial Communications, Inc., and VoiceStream Wireless
               Corporation, and VoiceStream Wireless Holding Corporation.
10.78(27)      Indemnity Agreement, dated as of September 17, 1999, among
               VoiceStream Wireless Corporation, VoiceStream Wireless
               Holding Corporation, Aerial Communications, Inc., Aerial
               Operating Company, Inc., and Telephone and Data Systems,
               Inc.
10.79(27)      Debt/Equity Replacement Agreement dated as of September 17,
               1999, made by and among Telephone and Data Systems, Inc.,
               Aerial Communications, Inc., Aerial Operating Company, Inc.,
               VoiceStream Wireless Corporation, and VoiceStream Wireless
               Holding Corporation.
10.80(27)      Parent Stockholder Agreement dated as of September 17, 1999, by and among Aerial Communications, Inc., Telephone and Data
               Systems, Inc., VoiceStream Wireless Corporation, VoiceStream
               Wireless Holding Corporation and the individuals and
               entities set forth on Schedule I thereto.
10.81.1(16)    Consent and Amendment dated as of November 12, 1999, by and among Aerial Communications, Inc., Telephone and Data
               Systems, Inc., VoiceStream Wireless Corporation, VoiceStream
               Wireless Holding Corporation, and Hellman & Friedman Capital
               Partners II, H&F Orchard Partners, L.P., H&F International
               Partners, L.P., John W. Stanton, Theresa Gillespie, PN
               Cellular, Inc., Stanton Family Trust, Stanton Communications
               Corporation, GS Capital Partners, L.P., The Goldman Sachs
               Group, Inc., Bridge Street Fund 1992, L.P., Stone Street
               Fund 1992, L.P., Providence Media Partners, L.P., Hutchison
               Telecommunications Holdings (USA) Limited, and Hutchison
               Telecommunications PCS (USA) Limited.
10.82(27)      Settlement Agreement and Release, entered into as of
               September 17, 1999 by and among Sonera Ltd., Sonera
               Corporation U.S., Telephone and Data Systems, Inc., Aerial
               Communications, Inc., and Aerial Operating Company, Inc.
10.83(29)      Stock Subscription Agreement, dated as of February 11, 2000, by and among VoiceStream Wireless Corporation and Microcell
               Telecommunications Inc.
10.84(27)      Shareholders Agreement of Microcell Telecommunications,
               dated as of February 11, 2000 by and between VoiceStream
               Wireless Corporation and Telesystem Enterprises (T.E.L.)
               Ltd.
10.85(30)      Credit Agreement dated as of February 25, 2000, by and among
               VoiceStream PCS Holdings L.L.C., Omnipoint Finance, L.L.C.,
               Chase Securities Inc., Bank of America Securities L.L.C., TD
               Securities (USA) Inc., Goldman Sachs Credit Partners L.P.,
               Barclays Capital and SG Cowen, Toronto Dominion (Texas) Inc.
12.1(33)       --  Statements re computation of ratios
23.1(33)       --  Consent of Arthur Andersen (VoiceStream)
23.2(33)       --  Consent of PriceWaterhouseCoopers
23.3(33)       --  Consent of Arthur Andersen (Aerial)
23.4           --  Consent of Friedman Kaplan & Seiler LLP (included in
               Exhibit 5.1)
25.1(33)       --  Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of The Bank of New York on Form T-1
99.1(32)       --  Form of Letter of Transmittal

  EXHIBIT
  NUMBER                               DESCRIPTION
  -------                              -----------
99.2(32)       --  Form of Notice of Guaranteed Delivery
99.3(32)       --  Form of Letter to Brokers, Dealers, Commercial Banks,
               Trust Companies and Other Nominees
99.4(32)       --  Form of Letter to Clients

-------------------------
 (1) Incorporated by reference to the exhibit filed with the VoiceStream Wireless Holding Corporation Registration Statement on Form S-4 (Commission File No. 333-89735), filed October 27, 1999.

 (2) Incorporated by reference to the exhibit filed with VoiceStream Wireless Corporation Form 10/A, filed with the SEC on April 13, 1999.

 (3) Incorporated by reference to the exhibit filed with the Western Wireless Corporation Registration Statement on Form S-1 (Commission File No. 333-2432), filed with the SEC on March 15, 1996.

 (4) Incorporated by reference to the exhibit filed with the Western Wireless Corporation Registration Statement on Form S-4 (Commission File No. 333-14859), filed with the SEC on October 25, 1996.

 (5) Incorporated by reference to the exhibit filed with the Western Wireless Corporation Annual Report on Form 10-K for the year ended December 31, 1996 (Commission File No. 0-28160), filed with the SEC on March 31, 1997.

 (6) Incorporated by reference to the exhibit filed with the Western Wireless Corporation Form 10-Q/A for the quarter ended June 30, 1998 (Commission File No. 0-28160), filed with the SEC on August 17, 1998.

 (7) Incorporated by reference to the exhibit filed with the VoiceStream Wireless Corporation Form 10 (Commission File No. 0-25441), filed with the SEC on February 24, 1999.

 (8) Incorporated by reference to the exhibit filed with the VoiceStream Wireless Corporation Form 8-K, filed with the SEC on May 27, 1999.

 (9) Incorporated by reference to the exhibit filed with the VoiceStream Wireless Corporation Form 10-Q, filed with the SEC on August 9, 1999.

(10) Incorporated by reference to the exhibit filed with the Western Wireless Corporation Annual Report on Form 10-K for the year ended December 31, 1997 (Commission File No. 0-28160), filed with the SEC on March 27, 1998.

(11) Incorporated by reference to the exhibit filed with the Western Wireless Corporation Form 10-Q for the quarter ended September 30, 1997 (Commission File No. 0-28160), filed with the SEC on November 6, 1997.

(12) Incorporated by reference to the exhibit filed with the VoiceStream Form 10-Q for the quarter ended September 30, 1999 (Commission File No. 0-28160), filed with the SEC on November 12, 1999.

(13) Incorporated by reference to the exhibit filed with the VoiceStream Wireless Holding Corporation Registration Statement on Form S-4 (Commission File No. 333-89735), filed December 29, 1999.

(14) Incorporated by reference to the exhibit filed with the VoiceStream Wireless Corporation form 8-K, filed with the SEC on July 7, 1999.

(15) Incorporated by reference to the Western Wireless Corporation Form 10-Q for the quarter ended March 31, 1998 (Commission File No. 0-28160), filed with the SEC on May, 11, 1998.

(16) Incorporated by reference to the exhibit filed with the VoiceStream Wireless Holding Corporation Registration Statement on Form S-4 (Commission File No. 333-89735), filed December 3, 1999.

(17) Incorporated herein by reference to Omnipoint's Registration Statement on Form S-1 (Commission File No. 33-98360).

(18) Incorporated herein by reference to Omnipoint's Annual Report on Form 10-K for the year ended December 31, 1996.

(19) Incorporated herein by reference to Omnipoint's Current Report on form 8-K, filed May 3, 1996. Portions of this Exhibit were omitted and filed separately with the Secretary of the Commission pursuant to Omnipoint's application requesting confidential treatment under Rule 24b-2 of the Exchange Act of 1934, filed with the SEC on May 3, 1996.

(20) Incorporated herein by reference to Omnipoint's Current Report on Form 8-K, filed March 26, 1998. Portions of the Exhibit were omitted and filed separately with the Secretary of the Commission pursuant to Omnipoint's application requesting confidential treatment under Rule 24b-2 of the Exchange Act of 1934, filed with the SEC on March 26, 1998.

(21) Incorporated herein by reference to Omnipoint's Quarterly Report on Form 10-Q, filed with the SEC on May 15, 1998.

(22) Incorporated herein by reference to Omnipoint's Quarterly Report on Form 10-Q, filed August 14, 1998. Portions of this Exhibit were omitted and filed separately with the Secretary of the Commission pursuant to Omnipoint's application requesting confidential treatment under Rule 24b-2 of the Exchange Act of 1934.

(23) Incorporated herein by reference to Omnipoint's Quarterly Report on Form 10-Q, filed with the SEC on November 17, 1998.

(24) Incorporated herein by reference to Omnipoint's Current Report on Form 8-K, filed with the SEC on December 29, 1998.

(25) Incorporated by reference to Exhibit 10.13 to Aerial's Amendment No. 1 to Form S-1 (Commission File No. 333-1514), filed with the SEC on March 29, 1996.

(26) Incorporated by reference to Exhibit 10.22 to Aerial Annual Report on Form 10-K for the year ended December 31, 1998 (Commission File No. 0-28262), filed with the SEC on March 31, 1996.

(27) Incorporated herein by reference to the Telephone and Data Systems, Inc. Form 8-K, filed with the SEC on September 17, 1999.

(28) Contained on signature page filed with VoiceStream Wireless Holding Corporation Registration Statement on Form S-4 (Commission File No. 333-89735), filed with the SEC on October 27, 1999. (b) Financial Statement
     Schedule: Schedules for VoiceStream Wireless Holding Corporation are omitted because they are inapplicable as VoiceStream Wireless Holding Corporation has not conducted any activities other than in connection with its organization and the reorganizations. Relevant financial information is contained in the unaudited pro forma condensed combined financial statements and the notes thereto included in the joint proxy statement-prospectus.

(29) Incorporated by reference to VoiceStream's Form 8-K filed with the SEC on March 3, 2000.

(30) Incorporated herein by reference to VoiceStream's Annual Report on Form 10-K for 1999.

(31) Incorporated by reference to the exhibit filed with VoiceStream Wireless Corporation Registration Statement on Form S-4 (Commission File No. 333-33168).

(32) Filed herewith.


(33) Previously filed.

ITEM 22.  UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 2 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (c) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated document by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (d) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     (e) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bellevue, State of Washington, on this 14th day of June, 2000.


                                          VOICESTREAM WIRELESS CORPORATION

                                          By: /s/    JOHN W. STANTON
                                            ------------------------------------
                                                      John W. Stanton
                                                  Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENT, that each person whose signature appears below constitutes and appoints John W. Stanton or Alan R. Bender, or either of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, from such person and in each person's name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, any registration statement relating to this registration statement under Rule 462 and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the date indicated.


                       NAME                                       TITLE                    DATE
                       ----                                       -----                    ----
                /s/ JOHN W. STANTON                  Chairman of the Board, Director   June 14, 2000
---------------------------------------------------    and Chief Executive Officer
                  John W. Stanton                     (Principal Executive Officer)

              /s/ ROBERT R. STAPLETON                    President and Director        June 14, 2000
---------------------------------------------------
                Robert R. Stapleton

               /s/ DOUGLAS G. SMITH                    Vice Chairman and Director      June 14, 2000
---------------------------------------------------
                 Douglas G. Smith

                /s/ DONALD GUTHRIE                     Vice Chairman and Director      June 14, 2000
---------------------------------------------------
                  Donald Guthrie

                       NAME                                       TITLE                    DATE
                       ----                                       -----                    ----
              /s/ CREGG B. BAUMBAUGH                   Executive Vice President --     June 14, 2000
---------------------------------------------------       Finance, Strategy and
                Cregg B. Baumbaugh                       Development (Principal
                                                           Financial Officer)

              /s/ PATRICIA L. MILLER                  Vice President and Controller    June 14, 2000
---------------------------------------------------  (Principal Accounting Officer)
                Patricia L. Miller

               /s/ MITCHELL R. COHEN                            Director               June 14, 2000
---------------------------------------------------
                 Mitchell R. Cohen

                /s/ DANIEL J. EVANS                             Director               June 14, 2000
---------------------------------------------------
                  Daniel J. Evans

               /s/ RICHARD L. FIELDS                            Director               June 14, 2000
---------------------------------------------------
                 Richard L. Fields

               /s/ CANNING K.N. FOK                             Director               June 14, 2000
---------------------------------------------------
                 Canning K.N. Fok

              /s/ JONATHAN M. NELSON                            Director               June 14, 2000
---------------------------------------------------
                Jonathan M. Nelson

              /s/ TERENCE M. O'TOOLE                            Director               June 14, 2000
---------------------------------------------------
                Terence M. O'Toole

              /s/ JAMES N. PERRY, JR.                           Director               June 14, 2000
---------------------------------------------------
                James N. Perry, Jr.

                 /s/ JAMES J. ROSS                              Director               June 14, 2000
---------------------------------------------------
                   James J. Ross

                  /s/ HANS SNOOK                                Director               June 14, 2000
---------------------------------------------------
                    Hans Snook

              /s/ SUSAN M.F. WOO CHOW                           Director               June 14, 2000
---------------------------------------------------
                Susan M.F. Woo Chow

                       NAME                                       TITLE                    DATE
                       ----                                       -----                    ----
                 /s/ FRANK J. SIXT                              Director               June 14, 2000
---------------------------------------------------
                   Frank J. Sixt

               /s/ KAJ-ERIK RELANDER                            Director               June 14, 2000
---------------------------------------------------
                 Kaj-Erik Relander